Management's Discussion and Analysis of
Results of Operations and Financial Condition

For the year ended
December 31, 2016

February 22, 2017

INTRODUCTION

This Management's Discussion and Analysis ("MD&A") dated February 22, 2017 is intended to supplement Hudbay Minerals Inc.'s audited consolidated financial statements and related notes for the year ended December 31, 2016 (the "consolidated financial statements"). The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS") as issued by the International Accounting Standards Board.

References to “Hudbay”, the “Company”, “we”, “us”, “our” or similar terms refer to Hudbay Minerals Inc. and its direct and indirect subsidiaries as at December 31, 2016. "Hudbay Peru" refers to HudBay Peru S.A.C., our wholly-owned subsidiary which owns a 100% interest in the Constancia mine, and “Augusta” and “Hudbay Arizona” refer to HudBay Arizona Corporation (formerly named Augusta Resource Corporation), our wholly-owned subsidiary, which indirectly owns a 92.05% interest in the Rosemont project.

Readers should be aware that:

−

This MD&A contains certain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) that are subject to risk factors set out in a cautionary note contained in our MD&A.

−

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to US issuers.

−	We use a number of non-IFRS financial performance measures in our MD&A.
−	The technical and scientific information in this MD&A has been approved by qualified persons based on a variety of assumptions and estimates.

For a discussion of each of the above matters, readers are urged to review the “Notes to Reader” discussion beginning on page 51 of this MD&A.

Additional information regarding Hudbay, including the risks related to our business and those that are reasonably likely to affect our financial statements in the future, is contained in our continuous disclosure materials, including our most recent Annual Information Form (“AIF”), consolidated financial statements and Management Information Circular available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

All amounts are in US dollars unless otherwise noted.

OUR BUSINESS

We are an integrated mining company producing copper concentrate (containing copper, gold and silver) and zinc metal. With assets in North and South America, we are focused on the discovery, production and marketing of base and precious metals. Directly and through our subsidiaries, we own four polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and a copper project in Arizona (United States). Our growth strategy is focused on the exploration and development of properties we already control, as well as other mineral assets we may acquire that fit our strategic criteria. Our vision is to become a top-tier operator of long-life, low-cost mines in the Americas. Our mission is to create sustainable value through the acquisition, development and operation of high-quality and growing long-life deposits in mining-friendly jurisdictions. We are governed by the Canada Business Corporations Act and our shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. We also have warrants listed under the symbol “HBM.WT” on the Toronto Stock Exchange and “HBM/WS” on the New York Stock Exchange.

STRATEGY

Our mission is to create sustainable value through acquisition, development and operation of high quality, long life deposits with exploration potential in mining friendly jurisdictions.

We believe that the greatest opportunities for shareholder value creation in the mining industry are in the discovery of new mineral deposits and the development of new facilities to profitably extract ore from those deposits. We also believe that our successful development, ramp-up and operation of the Constancia mine in Peru, along with our long history of mining and experience in northern Manitoba provide us with a competitive advantage in these respects relative to other mining companies of similar scale.

We intend to grow Hudbay through exploration and development of properties we already control, such as our Rosemont project in Arizona, as well as through the acquisition of other properties that fit our strategic criteria. We also intend to optimize the value of our producing assets through efficient and safe operations.

In an attempt to ensure that any acquisitions we undertake create sustainable value for stakeholders, we have established a number of criteria for evaluating mineral property acquisition opportunities, which include the following:

−

Potential acquisitions should be located in jurisdictions that are supportive of mining activity and have acceptable levels of political risk. Given our current scale and geographic footprint, our current geographic focus is on select investment grade countries in the Americas;

−

We believe we have particular expertise in the exploration and development of volcanogenic massive sulphide and porphyry mineral deposits. While these types of deposits typically contain copper, zinc and precious metals in varying quantities, we are not targeting any one type of metal; rather, we focus on properties where we see the greatest opportunities for risk-adjusted returns;

−

We typically look for mineral assets that we believe offer significant potential for exploration, development and optimization. We believe that the market for mineral assets is sophisticated and fully values delineated resources and reserves, especially at properties that are already in production, which makes it difficult to acquire properties for substantially less than their fair value. However, markets may undervalue the potential of prospective properties, and more rarely producing properties, providing us with an opportunity to create value through exploration, development and optimization of acquired properties;

−

We believe that large, transformational mergers or acquisitions are risky and potentially value destructive in the mining industry, so we typically focus on specific high quality (low cost, long life) mines, development projects and earlier stage projects unless exceptional opportunities present themselves;

−

Before we make an acquisition, we develop a clear understanding of how we can add value to the acquired property through the application of our social, technical, operational and project execution expertise, the provision of necessary financial capacity and other optimization opportunities; and

−

Acquisitions should be accretive to Hudbay on a per share basis. Given that our strategic focus includes the acquisition of non-producing assets at various stages of development, when evaluating accretion we will consider measures such as net asset value per share and the contained value of reserves and resources per share.

Our key objectives for 2017 are to:

−	Continue to pursue efficiency improvements in our operations to sustain cost reductions achieved in 2016 and generate incremental free cash flow and increase net asset value;
−

Advance high-return in-house brownfield opportunities to increase throughput from the Lalor mine and related milling facilities, incrementally adding zinc and gold production in the near and medium term, respectively;

−	Deliver on plans to advance the development of the high grade Pampacancha deposit so that it can start to be mined late in 2018;
−	Advance permitting and technical work at the Rosemont project;
−	Utilize free cash flow generation to reduce debt and further reduce our cost of capital; and
−

Continue to evaluate exploration and acquisition opportunities that meet our criteria described above, and pursue those opportunities that we determine to be in the best interest of the company and our stakeholders.

SUMMARY RESULTS

Summary of Fourth Quarter Results

Operating cash flow before change in non-cash working capital increased to $122.3 million in the fourth quarter of 2016 from $117.4 million in the same quarter of 2015. While sales volumes were lower compared to the same quarter last year, we benefited from lower operating costs and higher realized prices on all metals. In addition, cash inflows from favourable changes in working capital were a function of substantially increased receipts of statutory amounts from Peru and lower on-hand inventory levels.

Net loss and loss per share in the fourth quarter of 2016 were $47.3 million and $0.20, respectively, compared to a net loss and loss per share of $255.5 million and $1.09, respectively, in the fourth quarter of 2015. The prior period loss was mainly due to an after-tax asset and goodwill impairment charge of $313.3 million recorded in the Peru and Arizona business units. While the fourth quarter of 2016 benefited from an increase in gross profit of $19.4 million compared to the same period last year, this was offset in part by $49.9 million in costs primarily relating to the call premium paid to facilitate early redemption of our $920 million of 9.50% senior unsecured notes due 2020 (the “Redeemed Notes”).

Net loss and loss per share in the fourth quarter of 2016 were affected by, among other things, the following items:

	Pre-tax loss	After-tax loss	Per share
	($ millions)	($ millions)	($/share)
Costs on refinancing of 9.50% senior unsecured notes due 2020	(49.9)	(36.5)	(0.15)
Net loss on mark-to-market of various items	(13.7)	(10.9)	(0.05)
Non-cash deferred tax adjustments	-	(20.7)	(0.09)

Our operations achieved strong quarterly consolidated copper-equivalent production and continued low cash costs in both Peru and Manitoba. In the fourth quarter of 2016, consolidated cash cost per pound of copper produced, net of by-product credits, was $0.85, a significant decrease compared to $1.24 in the same period last year1. Incorporating sustaining capital, capitalized exploration, royalties and corporate selling and administrative expenses, consolidated all-in sustaining cash cost per pound of copper produced, net of by-product credits, in the fourth quarter of 2016 declined to $1.46 from $2.00 in the fourth quarter of 20151. The decline was driven by substantial reductions in sustaining capital expenditures.

The annual cost reduction initiatives announced on February 24, 2016 were achieved and we met or exceeded all of our production and operating cost guidance for 2016.

Net debt declined to $1,085.3 million at December 31, 2016 from $1,105.2 million at September 30, 2016. Our outstanding senior unsecured debt increased by $80.0 million upon completion of the refinancing of the Redeemed Notes in the fourth quarter of 2016. The US$1.0 billion of New Notes (as defined below) have extended maturity dates, significantly reduced interest costs and a more flexible covenant structure. The increase in debt related to the New Notes was more than offset by strong cash flow generation from our business, which was utilized in part to repay debt on our revolving credit facilities.

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1 Cash cost and all-in sustaining cash cost, net of by-product credits, per pound and operating cash flow per share are not recognized under IFRS. For a detailed description of each of these non-IFRS financial performance measures used in this MD&A, please see the discussion under “Non-IFRS Financial Performance Measures” beginning on page 40 of this MD&A.

Production on a copper equivalent basis is calculated by converting contained metal in concentrate produced at realized prices.

Summary of Full Year Results

Operating cash flow before change in non-cash working capital increased in 2016 to $387.9 million from $231.8 million in 2015. This increase reflects the first full year of commercial production from the Constancia mine in 2016 and the resulting growth in sales volumes of all metals. The increase in sales volumes and associated economies of scale in 2016 were complemented by lower operating costs and an increase in realized sales prices for zinc and precious metals compared to last year. In addition, cash inflows from favourable changes in working capital were a function of substantially increased receipts of statutory amounts from Peru and lower on-hand inventory levels.

Net loss and loss per share for 2016 were $35.2 million and $0.15, respectively, compared to a net loss and loss per share of $331.4 million and $1.41, respectively, in 2015. The prior year loss was mostly the result of an after-tax $313.3 million asset and goodwill impairment charge recorded on our Peru and Arizona business units in the fourth quarter of 2015. The write-downs were primarily due to lower expectations for both short and long-term commodity prices. We also recorded an impairment loss of $54.5 million in the second and third quarters of 2015 related to the write-down of Lalor concentrator assets and certain equipment and long-lead deposits in the Arizona business unit. In addition, there was a $104.5 million increase in gross profit from $118.4 million in 2015 to $222.9 million in 2016. The increase is a function of the higher sales volumes noted earlier. Offsetting these favourable effects was an increase in finance expenses of $89.6 million, from $77.5 million in 2015 to $167.1 million in 2016. This increase is partly the result of a $49.9 million charge taken in relation to the call premium that was paid to bondholders to facilitate the early redemption of our $920 million of Redeemed Notes and the write-down of unamortized transaction costs associated with the Redeemed Notes. In addition, the achievement of commercial production at Constancia triggered the cessation of capitalization of interest costs associated with our Redeemed Notes resulting in the recognition of approximately $27.3 million of additional interest costs on the consolidated income statements. Lastly, tax expense for 2016 increased by $108.4 million compared to 2015 primarily as a result of a significant deferred tax recovery recorded in 2015 related to the asset impairment expense.

KEY FINANCIAL RESULTS

Financial Condition
(in $ thousands)	Dec. 31, 2016	Dec. 31, 2015
Cash and cash equivalents	146,864	53,852
Total long-term debt	1,232,164	1,274,880
Net debt [1]	1,085,300	1,221,028
Working capital	121,539	57,613
Total assets	4,456,556	4,479,585
Equity	1,763,212	1,787,290

Financial Performance	Three months ended		Year ended
(in $ thousands, except per share amounts)	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2016	2015	2016	2015
Revenue	316,654	336,641	1,128,678	886,051
Cost of sales	238,449	277,838	905,800	767,687
(Loss) profit before tax	(26,065)	(325,610)	5,605	(399,041)
Loss	(47,273)	(255,468)	(35,193)	(331,428)
Basic and diluted loss per share	(0.20)	(1.09)	(0.15)	(1.41)
Operating cash flows before change in non-cash working capital	122,257	117,408	387,868	231,821
Operating cash flow per share[1]	0.52	0.50	1.64	0.99

Net debt and operating cash flow per share, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under "Non-IFRS Financial Reporting Measures" beginning on page 40 of this MD&A.

KEY PRODUCTION RESULTS

		Three months ended			Three months ended
		Dec. 31, 2016			Dec. 31, 2015
		Peru	Manitoba	Total	Peru	Manitoba	Total

Contained metal in concentrate produced [1]
Copper	tonnes	33,986	9,797	43,783	37,735	10,404	48,139
Gold	oz	5,033	22,449	27,482	6,560	20,184	26,744
Silver	oz	723,392	269,286	992,678	636,514	229,360	865,874
Zinc	tonnes	-	29,144	29,144	-	32,362	32,362
Payable metal in concentrate sold
Copper	tonnes	35,969	8,223	44,192	48,898	9,816	58,714
Gold	oz	6,183	19,158	25,341	7,888	23,996	31,884
Silver	oz	701,654	209,671	911,325	511,148	239,967	751,115
Refined zinc	tonnes	-	28,094	28,094	-	27,064	27,064

Cash cost[2]	$/lb	1.11	(0.06)	0.85	1.32	0.93	1.24

Sustaining cash cost[2]	$/lb	1.54	0.58	-	1.93	1.95	-

All-in sustaining cash cost[2]	$/lb	-	-	1.46	-	-	2.00

		Year ended			Year ended
		Dec. 31, 2016			Dec. 31, 2015
		Peru	Manitoba	Total	Peru	Manitoba	Total

Contained metal in concentrate produced [1]
Copper	tonnes	133,432	41,059	174,491	105,897	41,383	147,280
Gold	oz	26,276	88,020	114,296	18,839	81,338	100,177
Silver	oz	2,760,332	995,564	3,755,896	1,989,664	801,872	2,791,536
Zinc	tonnes	-	110,582	110,582	-	102,919	102,919
Payable metal in concentrate sold
Copper	tonnes	132,663	38,788	171,451	94,694	39,906	134,600
Gold	oz	24,199	71,328	95,527	15,869	77,910	93,779
Silver	oz	2,423,165	758,594	3,181,759	1,159,993	713,183	1,873,176
Refined zinc	tonnes	-	103,453	103,453	-	101,920	101,920

Cash cost[2]	$/lb	1.09	0.41	0.93	1.16	1.10	1.15

Sustaining cash cost[2]	$/lb	1.51	1.16	-	1.92	2.02	-

All-in sustaining cash cost[2]	$/lb	-	-	1.52	-	-	2.05

1 Metal reported in concentrate is prior to deductions associated with smelter contract terms.
2 Cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under "Non-IFRS Financial Reporting Measures" beginning on page 40 of this MD&A.

RECENT DEVELOPMENTS

Senior Unsecured Notes Refinancing

On December 12, 2016, we completed an offering of $1.0 billion aggregate principal amount of senior notes (the “New Notes”) in two series: (i) a series of 7.250% senior notes due 2023 in an aggregate principal amount of $400 million and (ii) a series of 7.625% senior notes due 2025 in an aggregate principal amount of $600 million. The New Notes are governed by an indenture, dated as of December 12, 2016, among the Company, the subsidiaries of the Company party thereto as guarantors and U.S. Bank National Association, as trustee.

The proceeds from this offering were used to redeem all US$920 million of our outstanding Redeemed Notes and to pay a call premium of $47.7 million, prepaid interest associated with the redemption of the Redeemed Notes and transaction costs associated with the New Notes.

Dividend Declared

We declared a semi-annual dividend of C$0.01 per share on February 22, 2017. The dividend will be paid on March 31, 2017 to shareholders of record as of March 10, 2017.

Amalgamation

On January 1, 2017, the Company amalgamated with two of its wholly-owned subsidiaries, being Hudson Bay Mining and Smelting Co., Limited and Hudson Bay Exploration and Development Company Limited, and changed its name from “HudBay Minerals Inc.” to “Hudbay Minerals Inc.”.

CONSTANCIA OPERATIONS REVIEW

		Three months ended		Year ended		Guidance [1]
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Annual
		2016	2015	2016	2015	2016	2017

Ore mined	tonnes	6,215,160	8,235,629	26,519,954	25,828,849
Copper	%	0.61	0.66	0.62	0.68
Gold	g/tonne	0.05	0.06	0.07	0.06
Silver	g/tonne	4.24	4.48	4.25	4.90

Ore milled	tonnes	7,202,321	7,445,905	27,032,775	23,522,010
Copper	%	0.58	0.63	0.60	0.62
Gold	g/tonne	0.05	0.07	0.06	0.07
Silver	g/tonne	4.65	5.36	4.90	5.83
Copper concentrate	tonnes	132,741	148,982	527,296	399,189
Concentrate grade	% Cu	25.60	25.33	25.31	26.53
Copper recovery	%	81.6	79.8	82.4	72.0
Gold recovery	%	43.9	39.1	48.4	36.0
Silver recovery	%	67.1	49.6	64.9	45.1
Combined unit operating
costs [1]	$/tonne	7.98	8.57	8.09	8.41	7.30 - 8.20	7.20 - 8.80

1 Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs and excludes costs and tonnes associated with pre-commercial production output.

Ore mined at our Constancia mine during the fourth quarter of 2016 decreased by 25% compared to the same period in 2015 as ore production rates were aligned to mill throughput rates. Mined and milled copper grades in the fourth quarter of 2016 were approximately 8% lower than the same period in 2015 as the mine plan continues to advance to lower levels in the pit.

Optimization of plant performance remains the primary focus for Constancia. Total copper recovery was 81.6% in the fourth quarter of 2016, compared to 79.8% in the same period in 2015, as oxidized copper in the ore feed was lower in the current quarter and the metallurgy associated with the varying ore types is better understood. Gold and silver recoveries also improved in 2016 compared to 2015. Recoveries of all metals were slightly lower in the fourth quarter of 2016 compared to the third quarter as mining began on phase two of the Constancia open pit where the initial near-surface ore contains a greater amount of altered and oxidized mineralization.

Combined mine, mill and G&A unit operating costs in the fourth quarter and full year of 2016 benefited from lower mining costs due to ongoing improvement initiatives. Combined unit operating costs for the full year of 2016 were within guidance expectations.

As is typical with large Peruvian mining operations following startup, some of the employees at Constancia have formed a labour union. Negotiations to establish an initial collective agreement are ongoing with representatives of the union.

		Three months ended		Year ended		Guidance
Contained metal in		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Annual
concentrate produced		2016	2015	2016	2015	2016	2017
Copper	tonnes	33,986	37,735	133,432	105,897	110,000 - 130,000	100,000 - 115,000
Gold	oz	5,033	6,560	26,276	18,839
Silver	oz	723,392	636,514	2,760,332	1,989,664
Precious metals[1]	oz	15,367	15,653	65,709	47,263	50,000 - 65,000	55,000 - 65,000

1 Precious metals production includes gold and silver production on a gold equivalent basis. Silver converted to gold at a ratio of 70:1.

In 2016, metal production at Constancia was above the guidance range for all metals.

Constancia’s production of copper equivalent tonnes rapidly ramped up from pre-commercial production in the first quarter of 2015 to commercial production, which began during the second quarter of 2015. Subsequent to commercial production being achieved, metal production has remained fairly consistent quarter over quarter with the exception of the first quarter of 2016 when the planned replacement of the mill trunnions damaged during commissioning resulted in downtime of approximately five weeks for grinding line 2.

Peru Cash Cost and Sustaining Cash Cost

		Three months ended		Year ended
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
		2016	2015	2016	2015
Cash cost per pound of copper produced, net of by-product credits [1]	/$lb	1.11	1.32	1.09	1.16
Sustaining cash cost per pound of copper produced, net of by-product credits [1]	$/lb	1.54	1.93	1.51	1.92

1 Cash cost and sustaining cash costs per pound of copper produced, net of by-product credits, are not recognized under IFRS. For more detail on this non-IFRS financial performance measure, please see the discussion under "Non-IFRS Financial Performance Measures" beginning on page 40 of this MD&A.

Cash cost per pound of copper produced, net of by-product credits, for the three months and year ended December 31, 2016 was $1.11 and $1.09, respectively, a decrease from the same periods in 2015 of 16% and 6%, respectively, as a result of continued cost optimization and maintenance timing.

Sustaining cash cost per pound of copper produced, net of by-product credits, for the three months and year ended December 31, 2016 was $1.54 and $1.51, respectively, a decrease from the same period in 2015 of 20% and 21%, respectively, as a result of lower capital costs from tailings impoundment construction.

Metal Sold

		Three months ended		Year ended
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
		2016	2015	2016	2015
Payable metal in concentrate
Copper	tonnes	35,969	48,898	132,663	94,694
Gold	oz	6,183	7,888	24,199	15,869
Silver	oz	701,654	511,148	2,423,165	1,159,993

MANITOBA OPERATIONS REVIEW

Mines

		Three months ended		Year ended
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
		2016	2015	2016	2015
777
Ore	tonnes	298,135	368,801	1,297,829	1,235,053
Copper	%	1.67	1.57	1.57	1.99
Zinc	%	3.81	3.37	3.47	3.04
Gold	g/tonne	1.64	1.60	1.52	1.58
Silver	g/tonne	24.06	19.99	21.34	19.42
Lalor
Ore	tonnes	272,156	284,029	1,086,362	934,277
Copper	%	0.58	0.67	0.62	0.71
Zinc	%	7.42	8.74	7.01	8.18
Gold	g/tonne	2.07	2.16	2.24	2.53
Silver	g/tonne	21.73	22.44	21.63	21.38
Reed [1]
Ore	tonnes	104,719	119,183	443,561	463,375
Copper	%	2.90	3.51	3.96	3.16
Zinc	%	0.63	0.88	0.62	0.99
Gold	g/tonne	0.44	0.49	0.50	0.55
Silver	g/tonne	5.76	7.56	6.78	6.76
Total Mines
Ore	tonnes	675,010	772,013	2,827,752	2,632,705
Copper	%	1.42	1.54	1.58	1.74
Zinc	%	4.77	4.96	4.38	4.50
Gold	g/tonne	1.63	1.63	1.64	1.74
Silver	g/tonne	20.28	18.98	19.17	17.89

1 Includes 100% of Reed mine production. We purchase 30% of the Reed ore production from our joint venture partner on market-based terms.

		Three months ended		Year ended
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
Unit Operating Costs		2016	2015	2016	2015
Mines
777	C$/tonne	53.40	57.65	52.27	60.33
Lalor	C$/tonne	69.14	75.54	66.41	75.20
Reed	C$/tonne	57.39	59.73	48.29	62.36
Total Mines	C$/tonne	60.51	64.79	57.51	66.17

Ore mined at our Manitoba mines during the fourth quarter of 2016 decreased by 13% compared to the same period in 2015 primarily as a result of lower production at the 777 mine. Ore mined at the 777 mine declined as ground conditions necessitated the implementation of a more conservative stope sequence in order to adapt to more challenging operating conditions as the mine ages. Overall copper and zinc grades were lower in the fourth quarter of 2016 compared to the same period in 2015 by 8% and 4%, respectively, due to lower grades at Lalor and Reed. Unit operating costs in the fourth quarter of 2016 were 7% lower compared to the same period in 2015, reflecting ongoing cost reduction efforts.

Full year ore production at our Manitoba mines in 2016 was 7% higher than in 2015 as a result of increased production at our Lalor and 777 mines. Copper, zinc and gold grades in 2016 were lower compared with the grades in 2015 by 9%, 3% and 6%, respectively, and silver grades were higher by 7%. Unit operating costs in 2016 decreased by 13% compared to 2015, reflecting ongoing cost reduction efforts and increased production.

Processing Facilities

		Three months ended		Year ended
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
		2016	2015	2016	2015
Flin Flon Concentrator
Ore	tonnes	464,747	480,177	1,764,725	1,685,974
Copper	%	2.04	2.07	2.18	2.31
Zinc	%	2.96	2.74	2.74	2.45
Gold	g/tonne	1.32	1.32	1.26	1.30
Silver	g/tonne	19.23	16.85	17.63	15.87
Copper concentrate	tonnes	36,695	38,723	148,706	151,872
Concentrate grade	% Cu	23.44	23.12	23.82	23.59
Zinc concentrate	tonnes	22,518	21,341	76,730	66,656
Concentrate grade	% Zn	51.34	50.55	51.49	50.52
Copper recovery	%	90.6	90.1	92.2	91.9
Zinc recovery	%	84.2	81.9	81.6	81.4
Gold recovery	%	60.6	51.4	59.7	55.9
Silver recovery	%	57.7	49.2	56.7	52.8
Contained metal in concentrate produced
Copper	tonnes	8,602	8,954	35,422	35,831
Zinc	tonnes	11,562	10,787	39,504	33,676
Precious metals [1]	oz	14,344	12,290	50,861	45,746
Stall Concentrator
Ore	tonnes	257,759	264,343	1,089,530	928,501
Copper	%	0.58	0.66	0.63	0.71
Zinc	%	7.39	8.79	7.03	8.21
Gold	g/tonne	2.10	2.14	2.25	2.53
Silver	g/tonne	21.77	22.46	21.67	21.28
Copper concentrate	tonnes	5,951	7,151	27,298	26,849
Concentrate grade	% Cu	20.08	20.28	20.65	20.68
Zinc concentrate	tonnes	33,995	42,094	138,056	133,809
Concentrate grade	% Zn	51.72	51.25	51.48	51.75
Copper recovery	%	80.0	83.0	82.1	84.5
Zinc recovery	%	92.3	92.8	92.8	90.8
Gold recovery	%	60.3	53.5	57.4	55.8
Silver recovery	%	57.4	53.1	56.4	54.8
Contained metal in concentrate produced
Copper	tonnes	1,195	1,450	5,637	5,552
Zinc	tonnes	17,582	21,575	71,075	69,243
Precious metals [1]	oz	11,952	11,171	51,381	47,047

1 Precious metals production includes gold and silver production on a gold-equivalent basis. Silver is converted to gold at a ratio of 70:1.

		Three months
		ended		Year ended		Guidance
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Annual
Unit Operating Costs		2016	2015	2016	2015	2016	2017
Concentrators
Flin Flon	C$/tonne	18.48	13.58	18.32	14.63
Stall	C$/tonne	27.58	23.97	23.62	26.78
Combined mine/mill unit operating costs [1]
Manitoba	C$/tonne	96.38	100.43	92.77	103.67	80 -100	88 -108

1 Reflects combined mine, mill and G&A costs per tonne of ore milled. Includes the cost of ore purchased from our joint venture partner at the Reed mine. For 2015, combined mine and mill unit operating costs have been restated on the same basis for consistency.

Ore processed in the Flin Flon concentrator in the fourth quarter of 2016 was 3% lower than the same period in 2015 primarily as a result of lower mine production. Zinc and precious metals recoveries were higher in the fourth quarter of 2016 compared to the same period in 2015 as a result of higher head grades. Unit operating costs at the Flin Flon concentrator were 36% higher in the fourth quarter of 2016 compared to the same period in 2015 as a result of higher maintenance expenditures. Ore processed at the Stall concentrator in the fourth quarter of 2016 was consistent with the same period in 2015. Unit operating costs at the Stall concentrator were 15% higher in the fourth quarter of 2016 compared to the same period in 2015 as a result of higher maintenance expenditures resulting from unplanned repairs.

For the full year, ore processed in Flin Flon was 5% higher than in 2015 as a result of higher mine production at our 777 mine, partially offset by unscheduled maintenance. Copper and zinc recoveries in 2016 were fairly consistent with 2015, while precious metals recoveries were higher as a result of higher head grades. Unit operating costs at the Flin Flon concentrator in 2016 were 25% higher than in 2015 as a result of unscheduled maintenance in the first quarter of 2016 and the completion of staged repairs throughout the remainder of the year aligned with maintaining the asset to match the expected mine life. For the full year, ore processed at the Stall concentrator was 17% higher than in 2015 as a result of higher production at Lalor. Unit operating costs at the Stall concentrator in 2016 were 12% lower than in 2015 as a result of higher production throughout 2016.

Manitoba combined mine, mill and G&A unit operating costs in the fourth quarter and full year in 2016 were 4% and 11% lower, respectively, than in the same periods in 2015 as a result of ongoing cost reduction initiatives, and were in line with full year guidance expectations.

		Three months ended		Year ended		Guidance
Manitoba contained metal		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Annual
in concentrate produced [1,2]		2016	2015	2016	2015	2016	2017
Copper	tonnes	9,797	10,404	41,059	41,383	40,000 - 50,000	32,500 - 42,500
Gold	oz	22,449	20,184	88,020	81,338	-	-
Silver	oz	269,286	229,360	995,564	801,872	-	-
Zinc	tonnes	29,144	32,362	110,582	102,919	100,000 - 125,000	125,000 - 150,000
Precious metals[3]	oz	26,296	23,461	102,242	92,793	95,000 - 115,000	90,000 - 110,000

1 Includes 100% of Reed mine production. We own a 70% interest in the Reed mine and purchase 30% of the Reed ore production from our joint venture partner on market based terms.
2 Metal reported in concentrate is prior to deductions associated with smelter terms.
3 Precious metals production includes gold and silver production on a gold-equivalent basis. Silver is converted to gold at a ratio of 70:1.

For the fourth quarter of 2016, production of copper and zinc was lower than the fourth quarter of 2015 by 6% and 10%, respectively, mainly as a result of lower mill throughput as well as lower grades from our Lalor mine, while gold and silver production was higher than the fourth quarter of 2015 by 11% and 17%, respectively, as a result of higher gold and silver recoveries.

In 2016, production of copper was consistent with 2015 levels while production of the other metals increased compared to 2015 as a result of increased production at Lalor and 777. Production of all metals was within guidance ranges.

Manitoba’s production of copper equivalent tonnes has remained fairly consistent quarter over quarter.

		Three months ended		Year ended		Guidance
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Annual
Zinc Production		2016	2015	2016	2015	2016	2017
Zinc Concentrate Treated
Domestic	tonnes	60,350	59,130	216,982	188,138
Purchased	tonnes	-	-	-	22,161
Total	tonnes	60,350	59,130	216,982	210,299
Refined Metal Produced
Domestic	tonnes	28,899	28,160	102,594	91,893
Purchased	tonnes	-	-	-	11,359
Total	tonnes	28,899	28,160	102,594	103,252	100,000-120,000	95,000-115,000

		Three months ended		Year ended		Guidance
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Annual
Unit Operating Costs		2016	2015	2016	2015	2016	2017
Zinc Plant [1]	C$/lb	0.44	0.43	0.45	0.44	0.38 - 0.46	0.40 - 0.50

1 Zinc unit operating costs include G&A costs. For 2015, zinc unit operating costs have been restated to include G&A costs for consistency.

Production of cast zinc and operating cost per pound of zinc metal produced in the fourth quarter and full year of 2016 were consistent with the same periods in 2015. Zinc plant production and unit costs were within guidance ranges.

Manitoba Cash Cost and Sustaining Cash Cost

		Three months ended		Year ended
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
		2016	2015	2016	2015
Cost per pound of copper produced
Cash cost per pound of copper produced, net of by-product credits [1]	$/lb	(0.06)	0.93	0.41	1.10
Sustaining cash cost per pound of copper produced, net of by-product credits [1]	$/lb	0.58	1.95	1.16	2.02

Cost per pound of zinc produced
Cash cost per pound of zinc produced, net of by-product credits [1]	$/lb	0.36	0.36	0.32	0.47
Sustaining cash cost per pound of zinc produced, net of by-product credits [1]	$/lb	0.57	0.69	0.61	0.83

1 Cash cost and sustaining cash cost per pound of copper & zinc produced, net of by-product credits, are not recognized under IFRS. For more detail on this non-IFRS financial performance measure, please see the discussion under "Non-IFRS Financial Performance Measures" beginning on page 40 of this MD&A.

In Manitoba, cash cost per pound of copper produced, net of by-product credits, in the fourth quarter of 2016 and full year were negative $0.06 and $0.41 per pound of copper produced, respectively. These were lower compared to the same periods in 2015 due to higher realized zinc prices, decreased purchases of zinc concentrate for processing, and a decrease in general support costs as a result of cost reduction initiatives. Full year 2016 cash cost was positively impacted by increased sales of precious metals.

Sustaining cash cost per pound of copper produced, net of by-product credits, in the fourth quarter of 2016 and full year were $0.58 and $1.16 per pound of copper produced, respectively, representing a decrease of 70% and 43% per pound, respectively, compared to the same periods in 2015. The decrease in sustaining costs resulted from the same factors described above as well as reduced capital expenditures.

Cash cost and sustaining cash cost per pound of zinc produced, net of by-product credits, were impacted by the same factors impacting cash cost and sustaining cash cost of copper produced. Fourth quarter results were impacted by lower zinc production compared to the same period in 2015. The impact of lower costs in full year 2016 was partially offset by lower by-product credits resulting primarily from lower realized copper prices in 2016 compared to 2015.

Manitoba cash cost and sustaining cash cost per pound of copper produced, net of by-product credits in the past three quarters have declined due to reduced G&A costs incurred during 2016 as well as increased by-product credits realized.

Metal Sold

		Three months ended		Year ended
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
		2016	2015	2016	2015
Payable metal in concentrate
Copper	tonnes	8,223	9,816	38,788	39,906
Gold	oz	19,158	23,996	71,328	77,910
Silver	oz	209,671	239,967	758,594	713,183
Refined zinc	tonnes	28,094	27,064	103,453	101,920

OUTLOOK

The outlook and financial targets only relate to fiscal 2017. This outlook includes forward-looking information about our operations and financial expectations based on our expectations and outlook as of February 22, 2017. This outlook, including expected results and targets, is subject to various risks, uncertainties and assumptions, which may impact future performance and our achievement of the results and targets discussed in this section. For additional information on forward-looking information, refer to "Forward-Looking Information" on page 51 of this MD&A. We may update our outlook depending on changes in metals prices and other factors.

In addition to this section, refer to the "Operations Review" and "Financial Review" sections for additional details on our outlook for 2017. For information on our sensitivity to metals prices, refer below to the "Commodity Markets" and "Sensitivity Analysis" sections of this MD&A.

Material Assumptions

Our 2017 operational and financial performance will be influenced by a number of factors. At the macro-level, the general performance of the Chinese, North American and global economies will influence the demand for our products. The realized prices we achieve in the commodity markets significantly affect our performance. Our general expectations regarding metals prices and foreign exchange rates are included below in the “Commodity Markets” and “Sensitivity Analysis” sections of this MD&A.

2017 Mine and Mill Production (Contained Metal in Concentrate)

		Year ended
		December 31, 2016	2017 Guidance
Copper	tonnes	174,491	132,500 - 157,500
Zinc	tonnes	110,582	125,000 - 150,000
Precious metals[1]	oz	167,951	145,000 - 175,000

1 Precious metals production includes gold and silver production on a gold-equivalent basis. Silver converted to gold at a ratio of 70:1.

In 2017, production of zinc contained in concentrate is forecast to increase by approximately 25% compared to 2016 production, reflecting the continued ramp up of Lalor ore production and the re-sequencing of the mine plan at 777 to prioritize stopes containing higher zinc grades in order to take advantage of favourable expected zinc prices. Copper and precious metals production in 2017 is expected to decline by 17% and 5%, respectively, from 2016 levels due to lower copper grades at Constancia, as per the recently released 43-101 technical report, as well as reduced mining rates and lower copper grades at the 777 mine. Declining production at the 777 mine reflects more challenging operating conditions as the mine ages. Lower expected copper grades at the 777 mine are due to the re-sequencing of the mine plan to prioritize stopes containing higher zinc grades and is expected to result in improved overall economics per tonne at 777.

Commodity Markets

In addition to our production, financial performance is directly affected by a number of factors, including metals prices, foreign exchange rates, and input costs, including energy prices. Average prices for copper were significantly lower in 2016 compared to 2015, whereas zinc and precious metals prices were higher.

We have developed the following market analysis from various information sources including analyst and industry experts.

Copper

In 2016, the London Metal Exchange (“LME”) copper price averaged $2.21 per pound ("/lb"), with prices ranging between $1.96/lb and $2.70/lb. Copper refined metal markets experienced a moderate surplus in 2016, as strong growth in mine supply from projects sanctioned several years ago and relatively few production disruptions were partly offset by lower copper scrap availability due to weak metal prices. Demand growth in China and globally was moderate, exceeding weak expectations earlier in 2016.

In 2017, total mine production is expected to be similar to 2016, although there is greater than usual risk of production disruptions due to renegotiations of labour agreements at major copper mines and underinvestment in higher-cost copper mines to preserve cash flow during the recent low price environment. Copper demand in 2017 is forecast to grow moderately again with a strong US economy and reflationary macroeconomic policies expected to be supportive of global copper demand.

We believe current copper prices remain at levels that are too low to incentivize significant investments in new copper production. New copper production will be needed to replace mine depletion and progressively lower mine grades globally. As a result, copper mine supply is expected to peak before the end of the decade which, assuming continued global and Chinese economic growth, is expected to be followed by copper market deficits and significantly higher copper prices.

Zinc

In 2016, the LME zinc price averaged $0.95/lb, with prices ranging from $0.66/lb to $1.32/lb. Zinc market deficits that have been in place for several years accelerated in 2016 with a number of mine production suspensions due to low prices. As a result, global zinc concentrate stocks were significantly depleted by late 2016, causing a sharp decline in zinc treatment charges and reduced zinc smelter production due to lack of feed. Zinc demand in China and globally saw moderate growth in 2016, which is expected to continue into 2017. Zinc prices rose during the second half of 2016 in anticipation of a shortage of physical zinc metal, and a continued drawdown in zinc metal inventories is expected to cause stocks to reach critically low levels during 2017, likely causing further price increases sufficient to restart higher-cost supply and constrain marginal demand.

Precious Metals

Gold and silver prices averaged $1,249 per ounce and $17.12 per ounce, respectively, during 2016. Prices rose substantially in the first quarter of 2016, as concerns about negative interest rate policies and low inflation improved sentiment for gold. However, following the US presidential election the introduction of pro-growth, inflationary macroeconomic policies and related expectations for higher US interest rates led to a fall in precious metal prices in the fourth quarter. The outlook for gold and silver is likely to remain dependent on market sentiment and the trajectory of interest rates and inflation.

Sensitivity Analysis

The following table displays the estimated impact of changes in metals prices and foreign exchange rates on our 2017 net profit, earnings per share and operating cash flow, assuming that our operational performance is consistent with our guidance for 2017. The effects of a given change in an assumption are isolated.

	2017	Change of 10%	Impact on	Impact on	Impact on
	Base	represented by:	Profit	EPS[1]	operating cash flow[2]
Metals Prices [3]
Copper price	$2.50/lb	+/- $0.25/lb	+/- $51M	+/- 0.21	+/- $73M
Zinc price	$1.20/lb	+/- $0.12/lb	+/- $24M	+/- 0.10	+/- $30M
Gold price[4]	$1,200/oz	+/- $120/oz	+/- $8M	+/- 0.03	+/- $10M

Exchange Rates[5]
C$/US$	1.30	+/- 0.13	+/- $35M	+/- 0.15	+/- $30M

1 Based on estimated weighted average number of common shares outstanding as at December 31, 2016 of 237.3 million.
2 Operating cash flow before changes in non-cash working capital.
3 Copper and zinc prices are based on quoted LME prices and gold price is based on London Bullion Market Association prices.
4 Gold price sensitivity also includes the impact of a +/-10% change in the silver price (2017 assumption: $18/oz of silver).
5 Change in profit from operational performance only, does not include change in profit arising from translation of balance sheet accounts.

FINANCIAL REVIEW

Financial Results

In the fourth quarter of 2016, our loss was $47.3 million compared to a loss of $255.5 million for the fourth quarter of 2015. For the full year 2016, we recorded a loss of $35.2 million compared to a loss of $331.4 million in 2015.

The following table provides further details of this variance:

	Three months ended	Year ended
(in $ millions)	Dec. 31, 2016	Dec. 31, 2016
Increase (decrease) in components of profit or loss:
Revenues	(19.9)	242.6
Cost of sales
Mine operating costs	25.3	(56.5)
Depreciation and amortization	14.1	(81.6)
Asset and goodwill impairment loss	378.9	433.4
Gain on disposal of subsidiary	(37.0)	(37.0)
Finance expenses	(49.2)	(89.6)
Other	(12.6)	(6.7)
Tax	(91.4)	(108.4)

Decrease in loss for the period	208.2	296.2

Revenue

Total revenue for the fourth quarter of 2016 was $316.7 million, $19.9 million lower than the same period in 2015. This decrease was primarily due to lower copper and gold sales volumes compared to the fourth quarter of 2015. Lower sales volumes were partially offset by higher prices for all metals and the effect of lower treatment and refining charges.

For the full year 2016, revenue was $1,128.7 million, $242.6 million higher than in 2015, due to higher sales volumes at Constancia and lower pre-production revenue which was capitalized. These increases were partially offset by higher treatment and refining charges as well as lower copper prices. The following table provides further details of this variance:

	Three months ended	Year ended
(in $ millions)	Dec. 31, 2016	Dec. 31, 2016
Metals prices[1]
Higher (lower) copper prices	12.6	(27.9)
Higher zinc prices	21.9	9.4
Higher gold prices	3.3	14.7
Higher silver prices	1.0	4.2
Sales volumes
(Lower) higher copper sales volumes	(65.2)	176.6
Higher zinc sales volumes	1.9	3.3
Lower gold sales volumes	(6.5)	(1.4)
Higher silver sales volumes	2.2	18.2
Other
Derivative mark-to-market (decrease) increase	(1.9)	10.1
Pre-production revenue (increase) decrease	(1.6)	56.2
Other volume and pricing differences	(0.3)	(0.2)
Effect of lower (higher) treatment and refining charges	12.7	(20.6)

(Decrease) increase in revenue in 2016 compared to 2015	(19.9)	242.6

1 See discussion below for further information regarding metals prices.

Our revenue by significant product type is summarized below:

	Three months ended		Year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
(in $ millions)	2016	2015	2016	2015
Copper	230.7	283.3	835.5	686.0
Zinc	71.6	49.9	237.0	214.2
Gold	28.8	32.0	119.8	106.7
Silver	14.3	11.1	52.1	29.7
Other	0.7	0.8	2.7	3.5
Gross revenue[1]	346.1	377.1	1,247.1	1,040.1
Treatment and refining charges	(29.4)	(42.1)	(118.4)	(97.8)
Pre-production revenue	-	1.6	-	(56.2)
Revenue	316.7	336.6	1,128.7	886.1

1 Copper, gold and silver revenues include unrealized gains and losses related to non-hedge derivative contracts including fixed for floating swaps, that are included in realized prices. Zinc revenues include unrealized gains and losses related to non-hedge derivative contracts that are not included in realized prices.

Realized sales prices This measure is intended to enable management and investors to understand the average realized price of metals sold to third parties in each reporting period. The average realized price per unit sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

For sales of copper, gold and silver there are outstanding non-hedge derivatives (“QP hedges”) which are intended to manage the provisional pricing risk arising from quotational period terms in concentrate sales agreements. The QP hedges are not removed from the calculation of realized prices. We expect that gains and losses on QP hedges will offset provisional pricing adjustments on concentrate sales contracts.

Our realized prices for the fourth quarter and full year of 2016 and 2015, respectively, are summarized below:

			Realized prices[1] for the			Realized prices[1] for the
			Three months ended			Year ended
		LME QTD	Dec. 31,	Dec. 31,	LME YTD	Dec. 31,	Dec. 31,
		2016[2]	2016	2015	2016[2]	2016	2015
Prices
Copper	$/lb	2.40	2.37	2.19	2.21	2.21	2.31
Zinc[3]	$/lb	1.14	1.19	0.83	0.95	1.01	0.97
Gold[4]	$/oz		1,136	1,005		1,254	1,136
Silver[4]	$/oz		15.72	14.82		16.38	15.82

1 Realized prices exclude refining and treatment charges and are on the sale of finished metal or metal in concentrate. Realized prices include the effect of provisional pricing adjustments on prior period sales.
2 London Metal Exchange average for copper and zinc prices.
3 Zinc realized prices include premiums paid by customers for delivery of refined zinc metal, but exclude unrealized gains and losses related to non-hedge derivative contracts that are included in zinc revenues. For the three months ended December 31, 2016, the unrealized component of the zinc derivative resulted in a loss of $0.03/lb.
4 Sales of gold and silver from our 777 and Constancia mines are subject to our precious metals stream agreement with Silver Wheaton, pursuant to which we recognize deferred revenue for precious metals deliveries and also receive cash payments. Stream sales are included within realized prices and their respective deferred revenue and cash payment rates can be found on page 24.

The following table provides a reconciliation of average realized price per unit sold, by metal, to revenues as shown in the consolidated financial statements:

	Three months ended December 31, 2016
(in $ millions) [1]	Copper	Zinc	Gold	Silver	Other	Total
Revenue per financial statements	230.7	71.6	28.8	14.3	0.7	346.1
Derivative mark-to-market [2]	-	1.8	-	-	-	1.8
Revenue, excluding mark-to-market on non-QP hedges	230.7	73.4	28.8	14.3	0.7	347.9
Payable metal in concentrate sold [3]	44,192	28,094	25,341	911,325	-	-
Realized price [4]	5,221	2,614	1,136	15.72	-	-
Realized price [5]	2.37	1.19	-	-	-	-

	Year ended December 31, 2016
(in $ millions) [1]	Copper	Zinc	Gold	Silver	Other	Total
Revenue per financial statements	835.5	237.0	119.8	52.1	2.7	1,247.1
Derivative mark-to-market [2]	-	(6.0)	-	-	-	(6.0)
Revenue, excluding mark-to-market on non-QP hedges	835.5	231.0	119.8	52.1	2.7	1,241.1
Payable metal in concentrate sold [3]	171,451	103,453	95,527	3,181,759	-	-
Realized price [4]	4,872	2,233	1,254	16.38	-	-
Realized price [5]	2.21	1.01	-	-	-	-

	Three months ended December 31, 2015
(in $ millions) [1]	Copper	Zinc	Gold	Silver	Other	Total
Revenue per financial statements	283.3	49.9	32.0	11.1	0.8	377.1
Derivative mark-to-market [2]	-	(0.1)	-	-	-	(0.1)
Revenue, excluding mark-to-market on non-QP hedges	283.3	49.8	32.0	11.1	0.8	377.0
Payable metal in concentrate sold [3]	58,714	27,064	31,884	751,115	-	-
Realized price [4]	4,826	1,835	1,005	14.82	-	-
Realized price [5]	2.19	0.83	-	-	-	-

	Year ended December 31, 2015
(in $ millions) [1]	Copper	Zinc	Gold	Silver	Other	Total
Revenue per financial statements	686.0	214.2	106.7	29.7	3.5	1,040.1
Derivative mark-to-market [2]	-	4.1	-	-	-	4.1
Difference in average versus realized exchange rate	0.7	0.3	(0.2)	-	-	0.8
Revenue, excluding mark-to-market on non-QP hedges	686.7	218.6	106.5	29.7	3.5	1,045.0
Payable metal in concentrate sold [3]	134,600	101,920	93,779	1,873,176	-	-
Realized price [4]	5,102	2,145	1,136	15.82	-	-
Realized price [5]	2.31	0.97	-	-	-	-

1 Average realized price per unit sold may not calculate based on amounts presented in this table due to rounding.
2 Derivative mark-to-market excludes mark-to-market on QP hedges.
3 Copper and zinc shown in tonnes and gold and silver shown in ounces.
4 Realized price for copper and zinc in $/metric tonne and realized price for gold and silver in $/oz. 5 Realized price for copper and zinc in $/lb.

The price, quantity and mix of metals sold, affect our revenue, operating cash flow and profit. Revenue from metals sales can vary from quarter to quarter due to production levels, shipping volumes and transfer of risk and title to customers.

Metals Prices

For details on market metal prices refer to the discussion on “Commodity Markets” section beginning on page 18 of this MD&A.

Stream Sales

The following table shows stream sales included within realized prices and their respective deferred revenue and cash payment rates:

		Three months ended		Year ended
		Dec. 31, 2016		Dec. 31, 2016
		Manitoba	Peru	Manitoba	Peru
Gold	oz	6,314	3,343	32,051	15,280
Silver	oz	83,838	701,654	395,724	2,423,165
Gold deferred revenue drawdown rate[1]	$/oz	977	432	1,049	435
Gold cash rate [2]	$/oz	408	400	405	400
Silver deferred revenue drawdown rate[1]	$/oz	17.89	7.40	19.14	7.39
Silver cash rate [2]	$/oz	6.02	5.90	5.98	5.90

		Three months ended		Year ended
		Dec. 31, 2015		Dec. 31, 2015
		Manitoba	Peru	Manitoba	Peru
Gold	oz	6,362	4,473	33,089	10,397
Silver	oz	77,895	511,148	331,995	1,159,993
Gold deferred revenue drawdown rate[1]	$/oz	921	436	967	436
Gold cash rate [2]	$/oz	404	400	401	400
Silver deferred revenue drawdown rate[1]	$/oz	18.68	7.63	19.51	7.63
Silver cash rate [2]	$/oz	5.96	5.90	5.92	5.90

1 Deferred revenue amortization is recorded in Manitoba at C$1,382/oz and C$25.23/oz for gold and silver, respectively, (2015 - C$1,243/oz and C$25.18/oz) and converted to US dollars at the exchange rate in effect at the time of revenue recognition.
2 The gold and silver cash rate for Manitoba increased by 1% from $400/oz and $5.90/oz effective August 1, 2015. Subsequently every year, on August 1, the cash rate will increase by 1% compounded. The weighted average cash rate is disclosed.

Cost of Sales

Our detailed cost of sales is summarized as follows:

	Three months ended		Year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
(in $ thousands)	2016	2015	2016	2015
Peru
Mine	12,261	20,780	55,570	46,602
Concentrator	32,253	29,792	118,721	78,253
Changes in product inventory	8,538	11,008	13,544	(24,717)
Depreciation and amortization	48,847	62,278	178,099	108,437
G&A	12,957	13,232	44,401	31,077
Freight, royalties and other charges	13,038	23,574	56,897	46,293
Total Peru cost of sales	127,894	160,664	467,232	285,945

Manitoba
Manitoba mines	29,193	35,685	116,973	128,907
Manitoba concentrators	11,767	9,635	43,885	38,768
Zinc plant	17,113	15,959	65,587	62,795
Purchased ore and concentrate (before inventory changes)	4,501	2,514	16,705	30,677
Changes in product inventory	(4,894)	327	(3,027)	(2,647)
Depreciation and amortization	29,345	30,012	120,531	108,555
G&A	13,291	12,300	39,970	73,140
Freight, royalties and other charges	10,239	10,742	37,944	41,547
Total Manitoba cost of sales	110,555	117,174	438,568	481,742

Cost of sales	238,449	277,838	905,800	767,687

Total cost of sales for the fourth quarter of 2016 was $238.4 million, reflecting a decrease of $39.4 million from the fourth quarter of 2015. Cost of sales related to Peru was $32.8 million lower primarily due to lower mining and freight costs as a result of reduced ore production and lower concentrate sales. Mining costs in Manitoba decreased as a result of cost reduction efforts.

Cost of sales for the full year in 2016 was $905.8 million, an increase of $138.1 million compared to 2015. Cost of sales related to Peru was $181.3 million higher primarily as a result of the commencement of commercial production at Constancia during 2015. Cost of sales related to Manitoba was $43.2 million lower primarily as a result of reductions of purchased zinc concentrate and a decline in G&A costs as a result of cost reduction efforts and the fact that the prior year included $17.1 million in pension costs associated with new collective bargaining agreements.

For details on unit operating costs refer to the respective tables in the “Operations Review” section beginning on page 8 of this MD&A.

For the fourth quarter of 2016, other significant variances in expenses, compared to the same period in 2015, include the following:

−

Asset and goodwill impairment expenses of $378.9 million in the fourth quarter of 2015 were related to impairments at our Peru and Arizona business units primarily resulting from lower expected short and long-term copper prices and an expected delay in Rosemont construction.

−	Gain on disposal of subsidiary of $37.0 million in the fourth quarter of 2015 is related to the sale of Balmat on November 2, 2015 to Star Mountain Resources, Inc.

−

Finance expense increased by $49.2 million compared to the fourth quarter of 2015. This increase is mostly the result of the $47.7 million call premium paid to facilitate the early redemption of our Redeemed Notes.

−

Selling and administrative expenses increased by $5.1 million compared to the same period in 2015. The increase was primarily due to an increase in stock based compensation charges of $4.1 million for previously issued share units. The increase resulted primarily from share price appreciation during the fourth quarter of 2016.

−	Other finance losses increased by $6.9 million, compared to the same period in 2015, primarily as a result of:

−

A fair value adjustment on the embedded derivative related to the Redeemed Notes and our gold option liability related to the acquisition of the New Britannia Mine and Mill (“New Britannia”) resulted in a loss of $5.4 million in the fourth quarter of 2016 compared to a gain of $0.2 million in the fourth quarter of 2015.

−	Mark-to-market on warrants resulted in losses of $4.1 million in the fourth quarter of 2016 compared to gains of $0.5 million in the fourth quarter of 2015.
−

Foreign exchange gains in the fourth quarter of 2016 were $1.2 million, $3.2 million higher than the same period in 2015. The favourable variance is a function of a weakening Canadian dollar versus the US dollar providing gains on US denominated receivables in the Manitoba business unit and Canadian denominated liabilities in the parent entity. Also contributing to the higher gains was a stronger Peruvian Sol which increases the value of Sol denominated statutory receivables in the South American business unit.

For the full year, other significant variances in expenses in 2016, compared to 2015 include the following:

−	Asset and goodwill impairment expenses were $433.4 million for 2015. This mainly resulted from the following impairments:

−

Goodwill impairment charges of $114.5 million recorded on the Arizona business unit. The goodwill impairment charge was triggered primarily due to lower expected copper prices and an expected delay in the start of construction at the Rosemont project.

−	Goodwill and asset impairment charges of $67.1 million and $197.3 million, respectively, for the Peru business unit. These charges were triggered primarily due to lower expected copper prices.
−

An impairment of $34.5 million in the Arizona business unit taken in the third quarter of 2015 related to equipment previously purchased or ordered by prior Augusta management which was deemed unsuitable to achieve the design objectives for Rosemont.

−

An impairment charge of $19.9 million taken in the second quarter of 2015 as a result of the decision not to proceed with construction of a new concentrator at Lalor following the New Britannia acquisition in May 2015.

−	Gain on disposition of subsidiaries of $37.0 million for 2015 occurred in the fourth quarter and is related to the sale of Balmat.

−

Selling and administrative expenses increased by $6.8 million in 2016 compared to 2015. The increase was primarily due to an increase in stock based compensation charges of $9.0 million for share units, resulting primarily from share price appreciation during 2016. This was partially offset by a decrease in general support costs as a result of efforts to reduce discretionary spending.

−

Finance expenses increased by $89.6 million in 2016 compared to 2015. This increase is mainly the result of the $47.7 million call premium paid to facilitate the early redemption of our Redeemed Notes. In addition, the achievement of commercial production at Constancia triggered the cessation of capitalization of interest costs associated with our Redeemed Notes resulting in the recognition of approximately $27.3 million of additional interest costs on the consolidated income statements in 2016. We also incurred higher interest costs and amortization of finance fees on our Credit Facilities, which were a function of drawdowns on our Credit Facilities in 2015 and early 2016.

Tax Expense (Recovery)

For the three months ended and year ended December 31, 2016, tax expense increased by $91.4 million and $108.4 million, respectively, compared to the same periods in 2015. The following table provides further details:

	Three months ended		Year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
(in $ thousands)	2016	2015	2016	2015
Deferred tax expense (recovery) - income tax [1]	12,154	(63,269)	21,028	(75,201)
Deferred tax expense (recovery) - mining tax [1]	1,717	(11,390)	2,490	(8,312)
Total deferred tax expense (recovery)	13,871	(74,659)	23,518	(83,513)
Current tax expense - income tax	1,320	1,782	7,000	8,087
Current tax expense - mining tax	6,017	2,735	10,280	7,813
Total current tax expense	7,337	4,517	17,280	15,900

Tax expense (recovery)	21,208	(70,142)	40,798	(67,613)

1 Deferred tax expense (recovery) represents our draw down/increase of non-cash deferred income and mining tax assets/liabilities.

Income Tax Expense

For 2016, applying the estimated Canadian statutory income tax rate of 27.0% to our income before taxes of $5.6 million would have resulted in a tax expense of approximately $1.5 million; however, we recorded an income tax expense of $28.0 million. The significant items causing our effective income tax rate to be different than the 27.0% estimated Manitoba statutory income tax rate include:

−

Certain deductible temporary differences with respect to liabilities for Manitoba decommissioning and restoration and other employee benefit liabilities were not recognized, as it was not probable that we would realize the recovery based on the timing of the reversals of the deductible temporary differences and the future projected taxable profit of the Manitoba operations, resulting in an increase in deferred tax expense of approximately $13.8 million;

−

Management revised its estimated reversals of taxable temporary differences in Peru using projected accounting and tax depreciation rates in addition to taking into account newly enacted tax legislation in Peru that increased the corporate income tax rate to 29.5%. As a result, certain taxable temporary differences were determined probable to reverse outside the timeframe of the 15 year tax stability agreement in Peru and will be subject to the newly enacted income tax rate of 29.5% rather than the previously enacted income tax rate of 26%, resulting in an increase in deferred tax expense of $8.0 million;

−

The tax benefit of certain Peruvian expenses was not recognized in the year since it was not considered probable that the benefit of these expenditures would be realized as the tax authorities in Peru would view them as non-deductible expenditures for income tax purposes, resulting in an increase in deferred tax expense of $7.3 million;

−

Certain deductible temporary differences with respect to our foreign operations are recorded using an income tax rate other than the Canadian statutory income tax rate of 27.0%, resulting in an increase in deferred tax expense of $2.3 million; and

−	A decrease in the deferred tax expense of $3.4 million due to the fact that certain Canadian non-monetary assets are recognized at historical cost while the tax bases of the assets change as exchange rates fluctuate, which gives rise to taxable temporary differences.

For 2015, applying the estimated Canadian statutory income tax rate of 27.0% to our loss before taxes of $399.0 million would have resulted in a tax recovery of approximately $107.7 million; however, we recorded an income tax recovery of $67.1 million. The significant items causing our effective income tax rate to be different than the 27.0% estimated Manitoba statutory income tax rate include:

−

Under IFRS, no deferred taxes are recorded with respect to temporary differences initially arising on goodwill in a business combination. As a result, the impairment of the goodwill of approximately $181.6 million does not result in a corresponding tax recovery resulting in an increase in deferred tax expense of $49 million;

−

The tax benefit of certain Peruvian expenses were not recognized in the year since it was not considered probable that the benefit of these expenditures would be realized as the tax authorities in Peru would view them as non-deductible expenditures for income tax purposes, resulting in an increase in deferred tax expense of $5.5 million;

−

Certain deductible temporary differences with respect to additional liabilities for Manitoba decommissioning and restoration and other employee benefit liabilities were not recognized, as it was not probable that we would realize the recovery based on the timing of the reversals of the deductible temporary differences and the future projected taxable profit of the Manitoba operations, resulting in an increase in deferred tax expense of approximately $4.4 million;

−

An increase in the deferred tax expense of $4.4 million due to the fact that certain Canadian non-monetary assets are recognized at historical cost while the tax base of the assets change as exchange rates fluctuate, which gives rise to taxable temporary differences;

−	Certain foreign exchange losses of $9.2 million are not deductible for local income tax purposes and therefore result in an increase in deferred tax expense of approximately $2.5 million;
−

Increases to our decommissioning and restoration liabilities in Manitoba resulting from a decrease in discount rates required us to record a corresponding non-cash increase to property, plant, and equipment. We recognized a deferred tax expense of $2.1 million related to the increase in property, plant and equipment; however, we did not recognize a deferred tax recovery related to the increase in the decommissioning and restoration liabilities because we determined it is not probable that we will realize the benefit of the recovery;

−

Management revised its estimated reversals of taxable temporary differences in Peru using projected accounting and tax depreciation rates. The revised projections reflects revised allocations to specific tax pools taking into consideration the risk of loss carryforwards expiring within the four year carryforward period based on future forecasted commodity prices and additional capital expenditures. As a result, certain taxable temporary differences were determined probable to reverse inside the timeframe of the 15 year tax stability agreement in Peru and will be subject to the income tax rate of 32% rather than the income tax rate of 26% that will apply outside the tax stability agreement, resulting in an increase in deferred tax expense of $1.3 million;

−

Certain deductible temporary differences with respect to our foreign operations are recorded using an income tax rate other than the Manitoba statutory income tax rate of 27.0%, resulting in a decrease in deferred tax expense of $18.7 million; and,

−

The $37.0 million gain on the Balmat sale is mainly the result of the derecognition of net liabilities and foreign currency translation adjustments which are non-taxable for local income tax purposes and is not reflected in the income tax provision as the deductible temporary differences related to Balmat were not recognized in the income tax provision as it was not probable that the deductible temporary differences would be realized, resulting in a decrease in deferred tax expense of $10.0 million.

Mining Tax Expense

Applying the estimated Manitoba mining tax rate of 10.0% to our income before taxes of $5.6 million for the year ended December 31, 2016 would have resulted in a tax expense of approximately $0.6 million and we recorded a mining tax expense of $12.8 million (2015 – recovery $0.5 million). Effective mining tax rates can vary significantly based on the composition of our earnings and the expected amount of mining taxable profits. Corporate costs and other costs not related to mining operations are not deductible in computing mining profits. A brief description of how mining taxes are calculated in our various business units is discussed below.

Manitoba

The Province of Manitoba imposes mining tax on profit related to the sale of mineral products mined in the Province of Manitoba (mining taxable profit) at the following rates:

−	10% of total mining taxable profit if mining profit is $50 million or less;
−	15% of total mining taxable profit if mining profits are between $55 million and $100 million; and
−	17% of total mining taxable profit if mining profits exceed $105 million.

We estimate that the tax rate that will be applicable when temporary differences reverse will be approximately 10.0% .

Peru

The Peruvian government imposes two parallel mining tax regimes, the Special Mining Tax and the Modified Royalty, on companies' operating mining income on a sliding scale, with progressive rates ranging from 2.0% to 8.4% and 1.0% to 12.0%, respectively. Based on financial forecasts, we have recorded a deferred tax liability as at December 31, 2016 at the tax rate we expect to apply when temporary differences reverse.

LIQUIDITY AND CAPITAL RESOURCES

Senior Unsecured Notes Refinancing

On December 12, 2016, we completed an offering of $1.0 billion aggregate principal amount of senior notes in two series: (i) a series of 7.250% senior notes due 2023 in an aggregate principal amount of $400 million and (ii) a series of 7.625% senior notes due 2025 in an aggregate principal amount of $600 million. The New Notes are governed by an indenture, dated as of December 12, 2016, among the Company, the subsidiaries of the Company party thereto as guarantors and U.S. Bank National Association, as trustee.

The proceeds from this offering were used to redeem all US$920 million of our outstanding Redeemed Notes and to pay a call premium of $47.7 million, prepaid interest associated with the redemption of the Redeemed Notes and transaction costs associated with the New Notes.

Senior Secured Revolving Credit Facilities

On March 30, 2016, we amended and restated our Canadian and Peruvian senior secured revolving credit facilities (the “Credit Facilities”) to consolidate the lender groups and restructure the two Credit Facilities to provide, among other things, more flexible financial covenants. Additional commitments were received during the second and fourth quarters to bring total commitments under the Credit Facilities to $550 million.

We have approximately $68.6 million in letters of credit issued to support Peruvian reclamation obligations; these letters of credit had previously been cash collateralized. During the year ended 2016, we reissued these letters of credit under our Peru facility and released the associated restricted cash, which in turn was utilized to repay indebtedness under the Credit Facilities.

As at December 31, 2016, between our two Credit Facilities we have drawn $202.1 million in cash and $104.0 in letters of credit, leaving total undrawn availability of $243.9 million.

As at December 31, 2016, we were in compliance with our covenants under the Credit Facilities.

Equipment Finance Facility

As at December 31, 2016, we had approximately $54.4 million owing under the facility.

Financial Condition

Financial Condition as at December 31, 2016 compared to December 31, 2015

Cash and cash equivalents increased by $93.0 million from December 31, 2015 to $146.9 million as at December 31, 2016. This increase was mainly a result of operating cash flow of $475.1 million and a net release of restricted cash of $45.9 million. These amounts were partly offset by $192.8 million of capital investments primarily at our Peru and Manitoba operations, interest payments of $126.5 million, financing costs of $21.8 million, payment of tender premiums of $47.7 million to refinance our Redeemed Notes and net borrowing on our long-term debt instruments of $45.3 million. We hold the majority of our cash and cash equivalents in low-risk, liquid investments with major Canadian and Peruvian financial institutions.

Working capital increased by $63.9 million to $121.5 million from December 31, 2015 to December 31, 2016. In addition to the increased cash and cash equivalents position:

−	Current portion of long-term debt decreased by $53.4 million mainly as a result of amendments to the Credit Facilities;
−	Trade and other payables decreased by $17.5 million primarily as a result of the timing of capital spending;
−	Receivables decreased by $76.1 million, primarily due to the timing of sales and statutory payments from Peru;
−	Other financial assets decreased by $13.1 million, mainly due to mark-to-market valuations on QP hedging; and
−	Inventories decreased by $7.7 million as a result of the timing of concentrate shipments.

Cash Flows

The following table summarizes our cash flows for the three months and year ended December 31, 2016 and December 31, 2015:

	Three months ended		Year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
(in $ thousands)	2016	2015	2016	2015
Loss for the period	(47,273)	(255,468)	(35,193)	(331,428)
Tax expense (recovery)	21,208	(70,142)	40,798	(67,613)
Items not affecting cash	151,523	443,768	395,877	632,685
Taxes paid	(3,201)	(750)	(13,614)	(1,823)
Operating cash flows before changes in non-cash working capital	122,257	117,408	387,868	231,821
Change in non-cash working capital	17,868	(46,640)	87,206	(46,156)
Cash generated from operating activities	140,125	70,768	475,074	185,665
Cash used in investing activities	(43,870)	(89,543)	(147,056)	(485,544)
Cash (used) generated in financing activities	(68,464)	(30,461)	(236,077)	187,959
Effect of movement in exchange rates on cash and cash equivalents	815	(10,880)	1,071	(12,896)

Increase (decrease) in cash and cash equivalents	28,606	(60,116)	93,012	(124,816)

Cash Flow from Operating Activities

Cash generated from operating activities was $140.1 million during the fourth quarter of 2016, an increase of $69.4 million compared with the same period last year. Changes in non-cash working capital generated $17.9 million of cash in the current quarter mostly due to the timing of trade payables. Operating cash flows before change in non-cash working capital was $122.3 million during the fourth quarter of 2016, reflecting an increase of $4.8 million compared to the fourth quarter of 2015. Operating cash flows benefited from higher overall realized sales prices and lower costs, which was partially offset by lower sales volumes compared to the fourth quarter of 2015.

Year-to-date cash generated from operating activities was $475.1 million in 2016, an increase of $289.4 million compared to 2015. Operating cash flows before changes in non-cash working capital were $387.9 million, an increase of $156.0 million compared to 2015. The significant increases are mainly the result of higher sales volumes from the Constancia site as it generated a full year of operating cash flow in the current year compared to only a partial period of time last year. In addition, there was a substantial increase in cash generated from changes in non-cash working capital mostly due to receipts of statutory receivable amounts from Peru.

Cash Flow from Investing and Financing Activities

During the fourth quarter of 2016, we used $112.3 million in investing and financing activities primarily driven by the repayment of $64.0 million in principal on our Credit Facilities and capital expenditures of $43.5 million.

Year-to-date, we used $383.1 million of cash in investing and financing activities primarily driven by net principal repayments on our Credit Facilities of $95.0 million, principal paid on our equipment finance facility of $16.5 million, capital expenditures of $192.8 million, interest paid of $126.5 million, partially offset by funds released from restricted cash of $45.9 million.

Capital Expenditures

The following summarizes accrued and cash additions to capital assets for the periods indicated:

	Three months
	ended		Year ended		Guidance
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Annual [1]
(in $ millions)	2016	2015	2016	2015	2016	2017
Manitoba sustaining capital expenditures	12.2	20.4	60.0	72.7	80.0	65.0
Peru sustaining capital expenditures	31.7	48.6	118.0	183.6	140.0	120.0
Total sustaining capital expenditures	43.9	69.0	178.0	256.3	220.0	185.0
Arizona other capitalized costs	3.4	14.6	25.4	49.7	30.0	20.0
Peru other capitalized costs	(3.9)	0.8	13.8	57.1		25.0
Manitoba other capitalized costs	7.0	1.7	22.8	22.4		40.0
Capitalized exploration	-	1.7	1.9	5.0	3.0	2.0
Capitalized interest	3.7	3.7	14.7	42.0
Other capitalized costs	-	0.6	-	0.7
Total other capitalized costs	10.2	23.1	78.6	176.9
Total accrued capital additions	54.1	92.1	256.6	433.2
Reconciliation to cash capital additions:
Decommissioning and restoration obligation	1.9	(6.0)	(25.0)	(22.5)
Capitalized interest	(3.7)	(3.7)	(14.7)	(42.0)
Changes in capital accruals and other	(8.8)	15.5	(24.1)	122.0

Total cash capital additions	43.5	97.9	192.8	490.7

1 Capital expenditure guidance excludes capitalized interest.

Sustaining capital expenditures in 2016 were lower than guidance as a result of cost savings and deferral of certain expenditures to 2017 and subsequent years.

Sustaining capital expenditures in Manitoba for the three months and year ended December 31, 2016 were $12.2 million and $60.0 million, respectively, a decrease of $8.2 million and $12.7 million, respectively, compared to the same period in 2015. This decrease is primarily due to decreases in capitalized underground mine development.

Sustaining capital expenditures in Peru for the three months and year ended December 31, 2016 were $31.7 million and $118.0 million, respectively, a decrease of $16.9 million and $65.6 million, respectively, compared to the same period in 2015. This decrease is mainly the result of reduced capitalized stripping and lower capital costs from tailings improvement construction.

Other Peru capitalized costs include capitalized pre-commercial production operating costs, net of pre-commercial production sales receipts for 2015, and decommissioning and restoration adjustments. Other Manitoba capitalized costs include decommissioning and restoration adjustments.

Accrued capital expenditures have significantly decreased quarter over quarter. The decrease is primarily due to decreased expenditures at our Constancia project due to the completion of the Constancia mine during the second quarter of 2015. In Peru capital expenditures include pre-production net revenues, which is the primary reason why there was a large decline in Q2 2015 accrued capital additions.

Peru's planned sustaining capital expenditures in 2017 include approximately $52 million of expenditures related to the tailings management facility and approximately $15 million of capitalized stripping costs. Expenditures on the tailings management facility are expected to decline substantially after 2017. Manitoba growth capital of $40 million is allocated to the construction of a new paste backfill plant for our Lalor mine. The paste backfill plant is intended to reduce operating costs, increase mining rates and maximize ore recovery. Peru growth capital of $25 million is allocated to initial expenditures for developing the Pampacancha deposit, which is expected to begin ore production in late 2018. Arizona spending of $20 million on the Rosemont project is intended to support ongoing permitting efforts.

Contractual Obligations and Commitments

The following table summarizes, as at December 31, 2016, certain of our contractual obligations for the periods specified:

		Less than	1-3	4-5	After 5
Payment Schedule (in $ thousands)	Total	1 Year	Years	Years	Years
Long-term debt obligations including interest	1,946,925	107,731	515,306	154,523	1,169,365
Capital lease obligations	13,720	3,508	6,667	3,545	-
Operating lease obligations	7,414	3,379	3,636	399	-
Purchase obligation - capital commitments[1]	208,162	57,740	20,877	186	129,359
Purchase obligation - other commitments[2]	662,572	166,366	193,917	117,445	184,844
Pension and other employee future benefits obligations	142,018	26,571	34,183	6,323	74,941
Decommissioning and restoration obligations[3]	186,498	999	14,080	13,568	157,851

Total	3,167,309	366,294	788,666	295,989	1,716,360

1 Amounts classified as after 5 years relate to the mobile fleet for the Rosemont project. The obligation has been classified as after 5 yearsdue to our ability to defer this obligation.
2 Primarily made up of a long-term agreement with operational suppliers, obligation for power purchase, concentrate, fleet and port services.
3 Before inflation.

In addition to the contractual obligations included in the above payment schedule, we also have the following commitments which impact our financial position:

−	A profit-sharing plan with most Manitoba employees;
−	Silver Wheaton precious metals stream agreements for the 777 and Constancia mines; and
−	A net smelter returns royalty agreement related to the 777 mine.

Liquidity

As at December 31, 2016, we had total liquidity of approximately $390.8 million, including $146.9 million in cash and cash equivalents, as well as $243.9 million in availability under our Credit Facilities. We expect that our current liquidity and future cash flows will be sufficient to meet our obligations in the coming year.

Outstanding Share Data

As of February 21, 2017, there were 237,271,188 common shares of Hudbay issued and outstanding. In addition, Hudbay warrants to acquire an aggregate of 22,391,490 common shares of Hudbay were outstanding and options for an aggregate of 1,460,377 common shares outstanding.

FINANCIAL RISK MANAGEMENT

From time to time, we maintain price protection programs and conduct commodity price risk management to reduce risk through the use of financial instruments.

Base Metals Price Strategic Risk Management

Our strategic objective is to provide our investors with exposure to base metals prices, unless a reason exists to implement a hedging arrangement. In the normal course, we typically consider base metal price hedging:

−	In conjunction with a major capital commitment to a growth opportunity for which operating cash flow is a key funding source;
−	To ensure the viability of a shorter life and/or higher cost mine;
−	To manage the risk associated with provisional pricing terms in concentrate purchase and sale agreements;
−	To offset fixed price zinc sales contracts with customers.

During 2016, we entered into copper hedging transactions intended to manage the risk associated with provisional pricing terms in concentrate sales agreements. As at December 31, 2016, we had 41,000 tonnes of copper fixed for floating swaps outstanding at an average fixed receivable price of $2.42/lb associated with provisional pricing risk in concentrate sales agreements. These swaps settle across February to June 2017.

To provide a service to customers who purchase zinc from our plants and require known future prices, we enter into fixed price sales contracts. To ensure that we continue to receive a floating or unhedged realized zinc price, we enter into forward zinc purchase contracts that effectively offset the fixed price sales contracts with our customers.

From time to time, we enter into gold and silver forward sales contracts to hedge the commodity price risk associated with the future settlement of provisionally priced deliveries. We are generally obligated to deliver gold and silver to Silver Wheaton prior to the determination of final settlement prices. These forward sales contracts are entered into at the time we deliver gold and silver to Silver Wheaton, and are intended to mitigate the risk of subsequent adverse gold and silver price changes. Gains and losses resulting from the settlement of these derivatives are recorded directly to revenue, as the forward sales contracts do not achieve hedge accounting, and the associated cash flows are classified in operating activities.

Our swap agreements are with counterparties we believe to be creditworthy and do not require us to provide collateral.

Interest Rate and Foreign Exchange Risk Management

To the extent that we incur indebtedness at variable interest rates to fund our growth objectives, we may enter into interest rate hedging arrangements to manage our exposure to short-term interest rates. To the extent that we make commitments to capital expenditures denominated in foreign currencies, we may enter into foreign exchange forwards or acquire foreign currency outright, which may result in foreign exchange gains or losses in our consolidated income statements.

At December 31, 2016, approximately $116.2 million of our cash and cash equivalents was held in US dollars, approximately $27.2 million of our cash and cash equivalents was held in Canadian dollars, and approximately $3.5 million of our cash and cash equivalents was held in PEN.

TREND ANALYSIS AND QUARTERLY REVIEW

The following table sets forth selected consolidated financial information for each of our eight most recently completed quarters:

	2016				2015

(in $ thousands)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	316,654	311,424	246,975	253,625	336,641	269,808	150,889	128,713
(Loss) profit before tax	(26,065)	42,001	6,557	(16,888)	(325,611)	(16,132)	(45,818)	(11,480)
(Loss) profit	(47,273)	33,571	(5,703)	(15,788)	(255,468)	(11,833)	(44,290)	(19,837)
(Loss) earnings per share:
Basic	(0.20)	0.14	(0.02)	(0.07)	(1.09)	(0.05)	(0.19)	(0.08)
Diluted	(0.20)	0.14	(0.02)	(0.07)	(1.09)	(0.05)	(0.19)	(0.08)
Operating cash flow per share1, [2]	0.52	0.53	0.30	0.30	0.50	0.34	0.07	0.08

1 Operating cash flow per share is before precious metals stream deposit and change in non-cash working capital. It is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, refer to the discussion under "Non-IFRS Financial Reporting Measures" beginning on page 40 of this MD&A.
2 Operating cash flow per share has been restated to reflect the presentation changes with respect to receivable and payable balances associated with copper fixed for floating swaps. For more information on this change, refer to note 4 of our December 31, 2016 consolidated financial statements.

Fiscal 2016 marks the first year where both the Constancia and Lalor mines were operating near capacity and also marks a year with considerable commodity price volatility. We benefited from rising copper and zinc prices during the fourth quarter of 2016 and from lower unit operating costs as a result of our cost containment commitment for 2016. The higher and stable operating cash flows generated from our operations enabled the net repayment of $95 million in principal on our Credit Facilities. In addition, during the fourth quarter, we re-financed our Redeemed Notes with New Notes that have later maturities and lower interest rates. We incurred a $47.7 million call premium during the fourth quarter of 2016 to facilitate the early redemption of the Redeemed Notes. As indicated, the fourth quarter of 2016 continued the trend of high and consistent production from our Constancia and Manitoba operations which contributed significantly to generating a gross profit of $78.2 million during the quarter.

In the third quarter of 2016, the steady increase in production and sales continued the trend of increasing revenues. The increase in production of concentrate in both Peru and Manitoba has resulted in lower unit costs as a result of the economies of scale achieved and the focus on cost optimization at all sites. The result of this production driven growth was an increase in gross profits compared to the prior year and prior quarters. Despite volatility in commodity price markets, particularly precious metals, realized prices in the third quarter were marginally higher than the most recent quarters.

In the second quarter of 2016, revenues remained consistent with the first quarter of 2016 as higher realized prices for precious metals offset marginal declines in sales volume due to the timing of production. Gross margins and cash generated from operating activities improved compared to the first quarter of 2016 as costs at Constancia benefited from continued site optimization and the Manitoba business unit benefited from cost reduction efforts as well as the weaker Canadian dollar.

In the first quarter of 2016, we continued to benefit from increased sales volumes following from commercial production being attained at Constancia. Lower average realized prices of copper compared to the quarters in 2015 partially offset the continued strong production volumes from the Peru operation and caused both gross profit and operating cash flow per share to be lower than in the fourth quarter of 2015.

The ramp-up of Constancia after reaching commercial production in the second quarter of 2015, drove revenues and gross profit higher in the third and fourth quarters of 2015, notwithstanding lower realized metals prices. Following from Constancia reaching commercial production, we no longer capitalize interest costs associated with financing Constancia development and therefore those charges are recognized in finance expenses. In addition, mining costs were favourably impacted in the Manitoba business unit with the weakening of the Canadian dollar versus the US dollar, which lowers costs denominated in Canadian dollars.

In the fourth quarter of 2015, we recognized a gain of $37.0 million on the disposal of the Balmat mine and took pre-tax goodwill and asset impairments for the Peru and Arizona business units of $378.9 million, mainly as a result of lower expected copper prices and an expected delay in construction at Rosemont.

In addition, in the third quarter of 2015 we incurred impairment charges of $34.5 million related to an equipment impairment in the Arizona business unit. Beginning July 1, 2015, Hudbay’s parent entity changed its functional currency to the US dollar to reflect the achievement of commercial production at Constancia, which conducts most business in US dollars. The result is limited exposure for Hudbay on its consolidated income statements to fluctuations in the Canadian to US dollar exchange rate. During the second quarter of 2015, Constancia achieved commercial production with associated net proceeds from sales related to pre-production being credited to property, plant and equipment. This also resulted in the interest costs on our Redeemed Notes beginning to be treated as a finance expense. Constancia reported sales revenue from shipments in late June 2015, which resulted in an increase in sales compared to previous quarters.

There were a number of non-cash accounting adjustments in the second quarter of 2015 including the negative impact to cost of sales of the $17.1 million charge related to pension enhancements, which arose as a result of new collective agreements with all seven unions in Manitoba. In addition, during the second quarter of 2015, we recognized an impairment on our Lalor concentrator assets of $19.9 million as a result of the decision not to proceed with construction of a new concentrator at Lalor following the New Britannia acquisition in May 2015.

In the first quarter of 2015, sales revenue and operating cash flow per share increased primarily as a result of higher copper and zinc sales volumes offset partially by lower realized copper prices. The continued strengthening of the US dollar against the Canadian dollar positively impacted revenues while negatively impacting net profit as a result of unrealized losses on the revaluation of US dollar denominated net liability monetary items while the parent entity’s functional currency was Canadian dollars.

In general, over the past eight quarters, revenues have varied as a result of volatile commodity prices and the timing of shipments, however, in most recent quarters we have benefited significantly from increased production from Constancia, Lalor and Reed.

The following table sets forth selected consolidated financial information for each of the three most recently completed years:

(in $ thousands, except for earnings (loss) per share and
dividends declared per share)	2016	2015	2014
Revenue	1,128,678	886,051	507,515
Profit (loss) before tax	5,605	(399,041)	13,942
(Loss) profit	(35,193)	(331,428)	65,269
(Loss) earnings per share[1]	(0.15)	(1.41)	0.31
Total assets	4,456,556	4,479,585	4,850,881
Operating cash flow[2,3]	387,868	231,821	16,771
Total long-term financial liabilities[4]	1,253,777	1,232,640	1,016,722
Dividends declared per share - C$[5]	0.02	0.02	0.02

[1]Attributable to owners of the Company.

[2] Operating cash flow before precious metals stream deposit and change in non-cash working capital is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 40 of this MD&A.

[3] Operating cash flow per share has been restated to reflect the presentation changes with respect to receivable and payable balances associated with copper fixed for floating swaps. For more information on this change, refer to note 4 of our December 31, 2016 consolidated financial statements.

[4] Total long-term financial liabilities include non-current portions of net long-term debt, other financial liabilities.
[5]Dividend paid during March and September of each year.

In 2016, copper metal in concentrate produced rose by 18% compared to 2015 as a result of having a full year of operations at our Constancia operation. Zinc production rose 7% in Manitoba compared to 2015 while precious metals production climbed 20% compared to 2015. The higher production of metals allowed us to capitalize on higher copper and zinc prices later in 2016 and strong prices for precious metals earlier in 2016. The result was a 156% increase in cash generated from operations of $289.4 million to $475.1 million. Cash generated from operations also benefited from the collection of statutory receivables in Peru and reduced inventory levels. Operating cash flow before change in non-cash working capital rose by $156.0 million or 67%. Interest costs were approximately $27.3 million higher in 2016 compared to 2015 due to the cessation of capitalized interest following commercial production at Constancia. In 2016, we re-financed our Redeemed Notes and took a $47.7 million charge in relation to the call premium that was paid to facilitate the early redemption of the Redeemed Notes.

Although profit before tax was lower in 2015 compared to 2014, after excluding depreciation and impairment charges, profit was higher by 157% in 2015 driven by the aforementioned gross profit increases, a $37.0 million gain on disposal of Balmat in the fourth quarter of 2015 and the weakening of the Canadian dollar versus the US dollar which favourably impacts Canadian dollar costs in the Manitoba business unit. Impairment charges were taken in the third quarter of 2015 of $54.5 million related to certain equipment and long lead deposits in the Arizona business unit and Lalor concentrator assets in the Manitoba business unit. Goodwill and asset impairments for the Peru and Arizona business units were taken in the fourth quarter of 2015 of $313.3 million, after-tax, mainly as a result of lower expected copper prices and an expected delay in construction at Rosemont.

Operating cash flow before stream deposit and change in non-cash working capital was higher in 2015 compared to 2014 by $205.4 million as a result of the aforementioned sales volume growth.

ACCOUNTING CHANGES

New standards and interpretations adopted in 2016

For information on our adoption of new accounting standards and interpretations, refer to note 5 of our audited consolidated financial statements for the year ended in December 31, 2016.

New standards and interpretations not yet adopted

For information on new standards and interpretations not yet adopted, refer to note 5 of our audited consolidated financial statements for the year ended December 31, 2016.

CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires us to make judgements, estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

We review these estimates and underlying assumptions on an ongoing basis based on our experience and other factors, including expectations of future events that we believe to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Certain accounting estimates and judgements have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates.

The following are significant judgements and estimates impacting the consolidated financial statements:

−	Judgements and estimates that affect multiple areas of the consolidated financial statements:

−

Mineral reserves and resources which form the basis of life of mine plans which are utilized in impairment testing, timing of payments related to decommissioning obligations and depreciation of capital assets. We estimate our ore reserves and mineral resources based on information compiled by qualified persons as defined in accordance with NI 43-101;

−	Determination of functional currency;
−	Income and mining taxes, including estimates of future taxable profit which impacts the ability to realize deferred tax assets on our balance sheet;
−	Commencement of commercial production which impacts the timing of revenue recognition, reclassification of capital works in progress and depreciation commencement;
−	Acquisition method accounting; and
−	In respect of the outcome of uncertain future events as it concerns recognizing contingent liabilities.

−	Judgements and estimates that relate mainly to assets (these judgements may also affect other areas of the consolidated financial statements):

−	Property, plant and equipment:

−	Cost allocations for mine development;
−	Mining properties expenditures capitalized;
−	Classification of supply costs as related to capital development or inventory acquisition;
−	Determining when exploration and evaluation assets should be transferred to capital works in progress within property, plant and equipment;
−	Determination of when an asset or group of assets is in the condition and location to be ready for use as intended by management for the purposes of commencing deprecation;
−	Componentization;
−	Assessment of impairment, including determination of cash generating units and assessing indicators of impairment;
−	Recoverability of exploration and evaluation assets, including determination of cash generating units and assessing for indications of impairment;
−	Determining whether assets meet criteria for classification as held for sale;
−	Units of production depreciation;
−	Plant and equipment estimated useful lives and residual values;

−	Capitalized stripping costs; and
−	Finite life intangible assets.

−	Impairment of non-financial assets:

−	Future production levels and timing;
−	Operating and capital costs;
−	Future commodity prices;
−	Foreign exchange rates; and
−	Risk adjusted discount rates.

−	Valuation of acquired assets;
−	Measurement and classification of Peruvian sales taxes paid; and
−	In process inventory quantities, inventory cost allocations and inventory valuation.

−	Judgements and estimates that relate mainly to liabilities (these judgements may also affect other areas of the consolidated financial statements):

−	Determining the accounting classification of the precious metals stream deposit;
−	Determination of deferred revenue per unit related to the precious metals stream transactions and determination of current portion of deferred revenue;
−	Pensions and other employee benefits;
−	Decommissioning, restoration and similar liabilities including estimated future costs and timing of spending;
−	Contingent liabilities; and
−	Capital commitments.

−	Estimates that relate mainly to the consolidated income statements:

−	Assaying used to determine revenues and recoverability of inventories.

For more information on judgements and estimates, refer to note 2d of our consolidated financial statements for the year ended December 31, 2016.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Operating cash flow per share is included in this MD&A because we believe that it helps investors and management to evaluate changes in cash flow generated from the various operations while taking into account changes in shares outstanding. Net debt is shown because it is a performance measure used by the Company to assess our financial position. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because we believe they help investors and management assess the performance of our operations, including the margin generated by the operations and the company. Cash cost and sustaining cash cost per pound of zinc produced are shown because we believe they help investors and management assess the performance of our Manitoba operations. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Operating Cash Flow per Share The following table presents our calculation of operating cash flow per share for the three months ended and year ended December 31, 2016 and December 31, 2015:

	Three months ended		Year ended
(in $ thousands, except shares and	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
per share amounts)	2016	2015	2016	2015
Cash generated in operating activities	140,125	70,768	475,074	185,665
Change in non-cash working capital	(17,868)	46,640	(87,206)	46,156
Operating cash flows before change in non-cash working capital	122,257	117,408	387,868	231,821
Weighted average shares outstanding - basic	236,446,367	235,231,688	235,807,509	234,675,080

Operating cash flows per share	$0.52 $	0.50	$1.64 $	0.99

Net Debt

The following table presents our calculation of net debt as at December 31, 2016 and December 31, 2015:

	Dec. 31,	Dec. 31,
(in $ thousands)	2016	2015
Total long-term debt	1,232,164	1,274,880
Cash and cash equivalents	(146,864)	(53,852)

Net debt	1,085,300	1,221,028

Cash Cost, Sustaining and All-in Sustaining Cash Cost (Copper basis)

Cash cost per pound of copper produced (“cash cost”) is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our operations. Our calculation designates copper as our primary metal of production as it has been the largest component of revenues. The calculation is presented in four manners:

−

Cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of copper produced, our primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, significantly affected by the relative mix of copper concentrate and finished zinc production, where the sale of the zinc will occur later, and an increase in production of zinc metal will tend to result in an increase in cash cost under this measure.

−

Cash cost, net of by-product credits - In order to calculate the net cost to produce and sell copper, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than copper. The by-product revenues from zinc, gold, and silver are significant and are integral to the economics of our operations. The economics that support our decision to produce and sell copper would be different if we did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum copper price consistent with positive operating cash flows and operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside copper prices, the cash cost net of by-product credits would increase, requiring a higher copper price than that reported to maintain positive cash flows and operating margins.

−

Sustaining cash cost, net of by-product credits - This measure is an extension of cash cost that includes sustaining capital expenditures, capitalized exploration and net smelter returns royalties. It does not include corporate selling and administrative expenses. It provides a more fulsome measurement of the cost of sustaining production than cash cost, which is focused on operating costs only.

−

All-in sustaining cash cost, net of by-product credits - This measure is an extension of sustaining cash cost that includes corporate G&A. Due to the inclusion of corporate selling and administrative expenses, all-in sustaining cash cost is presented on a consolidated basis only.

The tables below present a detailed build-up of cash cost and sustaining cash cost, net of by-product credits, by business unit in addition to consolidated all-in sustaining cash cost, net of by-product credits, and reconciliations between cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the years ended December 31, 2016 and 2015. Cash cost, net of by-product credits may not calculate exactly based on amounts presented in the tables below due to rounding.

Consolidated	Three months ended		Year ended
Net pounds of copper produced[1]
(in thousands)	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015
Peru	74,927	83,194	294,168	206,183
Manitoba	21,599	22,937	90,519	91,234

Net pounds of copper produced[1]	96,526	106,131	384,687	297,417

1 Contained copper in concentrate, exclusive of Constancia copper produced prior to the achievement of commercial production on May 1, 2015.

Consolidated	Three months ended				Year ended
Cash cost per pound of	Dec. 31, 2016		Dec. 31, 2015		Dec. 31, 2016		Dec. 31, 2015
copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, before by-product credits	182,677	1.89	213,495	2.01	701,979	1.82	641,290	2.16
By-product credits	(101,043)	(1.05)	(81,936)	(0.77)	(345,828)	(0.90)	(301,257)	(1.01)

Cash cost, net of by-product credits	81,634	0.85	131,559	1.24	356,151	0.93	340,033	1.15

Consolidated	Three months ended				Year ended
Supplementary cash cost	Dec. 31, 2016		Dec. 31, 2015		Dec. 31, 2016		Dec. 31, 2015
information	000s	/lb [1]	000s	/lb [1]	000s	/lb [1]	000s	/lb [1]

By-product credits:
Zinc	71,588	0.74	49,936	0.47	236,971	0.62	214,151	0.72
Gold	28,792	0.30	32,038	0.30	119,792	0.31	106,671	0.36
Silver	14,327	0.15	11,134	0.10	52,108	0.14	29,652	0.10
Other	640	0.01	844	0.01	2,719	0.01	3,647	0.01
Total by-product credits	115,347	1.20	93,952	0.88	411,590	1.08	354,121	1.19
Less: deferred revenue	(14,304)	(0.15)	(13,169)	(0.12)	(65,762)	(0.17)	(51,860)	(0.17)
Less: pre-production credits	-	-	1,153	0.01	-	-	(1,004)	-
Total by-product credits, net of pre-production credits	101,043	1.05	81,936	0.77	345,828	0.90	301,257	1.01

Reconciliation to IFRS:
Cash cost, net of by-product credits	81,634		131,559		356,151		340,033
By-product credits	115,347		93,952		411,590		354,121
Change in deferred revenues	(14,304)		(13,169)		(65,762)		(51,860)
Pre-production revenues	-		1,153		-		(1,004)
Treatment and refining charges [2]	(29,401)		(42,334)		(118,382)		(90,170)
Share-based payment	537		199		860		209
Pension enhancement	-		-		-		17,064
Change in product inventory	3,644		11,335		10,517		(27,364)
Royalties	2,800		2,853		12,196		9,666
Depreciation and amortization[3]	78,192		92,290		298,630		216,992

Cost of sales	238,449		277,838		905,800		767,687

1 Per pound of copper produced.
2 Excludes $7,664 of treatment and refining charges which were incurred prior to commercial production during the year ended December 31, 2015.
3 Depreciation is based on concentrate sold.

Peru	Three months ended		Year ended
(in thousands)	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015
Pounds of copper produced[1]	74,927	83,194	294,168	233,465
Less: pre-production production of copper produced[1]	-	-	-	(27,282)

Net pounds of copper produced[1]	74,927	83,194	294,168	206,183

1 Contained copper in concentrate.

Peru	Three months ended				Year ended
Cash cost per pound of copper	Dec. 31, 2016		Dec. 31, 2015		Dec. 31, 2016		Dec. 31, 2015
produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Mining	12,261	0.16	20,780	0.25	55,570	0.19	46,602	0.23
Milling	32,253	0.43	29,792	0.36	118,721	0.40	78,253	0.38
G&A	12,957	0.17	13,232	0.16	44,401	0.15	31,077	0.15
Onsite costs	57,471	0.77	63,804	0.77	218,692	0.74	155,932	0.76
Treatment & refining	23,256	0.31	32,712	0.39	83,574	0.28	55,143	0.27
Freight & other	11,806	0.16	22,019	0.26	51,205	0.17	42,428	0.21
Cash cost, before by-product credits	92,533	1.23	118,535	1.42	353,471	1.20	253,503	1.23
By-product credits	(9,691)	(0.13)	(8,403)	(0.10)	(34,045)	(0.12)	(14,006)	(0.07)

Cash cost, net of by-product credits	82,842	1.11	110,132	1.32	319,426	1.09	239,497	1.16

Peru	Three months ended					Year ended
Supplementary cash cost	Dec. 31, 2016		Dec. 31, 2015		Dec. 31, 2016		Dec. 31, 2015
information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]

By-product credits:
Gold	5,961	0.08	5,873	0.07	22,886	0.08	12,451	0.06
Silver	10,366	0.14	7,230	0.09	35,589	0.12	15,948	0.08
Other	-	-	-	-	129	-	-	-
Total by-product credits	16,327	0.22	13,103	0.16	58,604	0.20	28,399	0.14
Less: deferred revenue	(6,636)	(0.09)	(5,853)	(0.07)	(24,559)	(0.08)	(13,389)	(0.06)
Less: pre-production credits	-	-	1,153	0.01	-	-	(1,004)	-
Total by-product credits, net of pre-production credits	9,691	0.13	8,403	0.10	34,045	0.12	14,006	0.07

Reconciliation to IFRS:
Cash cost, net of by-product credits	82,842		110,132		319,426		239,497
By-product credits	16,327		13,103		58,604		28,399
Change in deferred revenues	(6,636)		(5,853)		(24,559)		(13,389)
Pre-production revenues	-		1,153		-		(1,004)
Treatment and refining charges[2]	(23,256)		(32,712)		(83,574)		(55,143)
Share-based payment	43		-		112		-
Change in product inventory	8,538		11,008		13,544		(24,717)
Royalties	1,189		1,555		5,580		3,865
Depreciation and amortization[3]	48,847		62,278		178,099		108,437

Cost of sales	127,894		160,664		467,232		285,945

1 Per pound of copper produced.
2 Excludes $7,664 of treatment and refining charges which were incurred prior to commercial production during the year ended December 31, 2016.
3 Depreciation is based on concentrate sold.

Manitoba	Three months ended		Year ended
(in thousands)	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015

Net pounds of copper produced[1]	21,599	22,937	90,519	91,234

1 Contained copper in concentrate.

Manitoba	Three months ended				Year ended
Cash cost per pound of	Dec. 31, 2016		Dec. 31, 2015		Dec. 31, 2016		Dec. 31, 2015
copper produced	$ 000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Mining	29,193	1.35	35,685	1.56	116,973	1.29	128,907	1.41
Milling	11,767	0.54	9,635	0.42	43,885	0.48	38,768	0.42
Refining (zinc)	17,113	0.79	15,959	0.70	65,587	0.72	62,795	0.69
G&A	13,291	0.62	12,300	0.54	39,970	0.44	56,076	0.61
Purchased ore and zinc concentrates	4,501	0.21	2,514	0.11	16,705	0.18	30,677	0.34
Onsite costs	75,865	3.51	76,093	3.32	283,120	3.13	317,223	3.48
Treatment & refining	6,145	0.28	9,622	0.42	34,808	0.38	35,027	0.38
Freight & other	8,134	0.38	9,245	0.40	30,580	0.34	35,537	0.39
Cash cost, before by-product credits	90,144	4.17	94,960	4.14	348,508	3.85	387,787	4.25
By-product credits	(91,352)	(4.23)	(73,533)	(3.21)	(311,783)	(3.44)	(287,251)	(3.15)

Cash cost, net of by-product credits	(1,208)	(0.06)	21,427	0.93	36,725	0.41	100,536	1.10

Manitoba	Three months ended				Year ended
Supplementary cash cost	Dec. 31, 2016		Dec. 31, 2015		Dec. 31, 2016		Dec. 31, 2015
information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]

By-product credits:
Zinc	71,588	3.31	49,936	2.18	236,971	2.62	214,151	2.35
Gold	22,831	1.06	26,165	1.14	96,906	1.07	94,220	1.03
Silver	3,961	0.18	3,904	0.17	16,519	0.18	13,704	0.15
Other	640	0.03	844	0.04	2,590	0.03	3,647	0.04
Total by-product credits	99,020	4.58	80,849	3.52	352,986	3.90	325,722	3.57
Less: deferred revenue	(7,668)	(0.35)	(7,316)	(0.32)	(41,203)	(0.46)	(38,471)	(0.42)
Total by-product credits, net of pre-production credits	91,352	4.23	73,533	3.21	311,783	3.44	287,251	3.15

Reconciliation to IFRS:
Cash cost, net of by-product credits	(1,208)		21,427		36,725		100,536
By-product credits	99,020		80,849		352,986		325,722
Change in deferred revenues	(7,668)		(7,316)		(41,203)		(38,471)
Treatment and refining charges	(6,145)		(9,622)		(34,808)		(35,027)
Share-based payment	494		199		748		209
Pension enhancement	-		-		-		17,064
Change in product inventory	(4,894)		327		(3,027)		(2,647)
Royalties	1,611		1,298		6,616		5,801
Depreciation and amortization[2]	29,345		30,012		120,531		108,555

Cost of sales	110,555		117,174		438,568		481,742

1 Per pound of copper produced.
2 Depreciation is based on concentrate sold.

Consolidated	Three months ended				Year ended
All-in sustaining cash cost per	Dec. 31, 2016		Dec. 31, 2015		Dec. 31, 2016			Dec. 31, 2015
pound of copper produced	$000s	$/lb	$000s	$/lb	$$000s	$	$/lb	$000s	$/lb
Cash cost, net of by-product credits	81,634	0.85	131,559	1.24	356,151		0.93	340,033	1.15
Sustaining capital expenditures-cash[1]	43,831	0.45	69,074	0.65	178,023		0.46	224,965	0.76
Capitalized exploration	-	-	1,686	0.02	1,898		-	4,951	0.02
Royalties	2,800	0.03	2,853	0.03	12,196		0.03	9,666	0.03
Sustaining cash cost, net of by-product credits	128,265	1.33	205,172	1.93	548,268		1.43	579,615	1.95
Corporate selling and administrative expenses	12,623	0.13	7,572	0.07	37,774		0.10	30,937	0.10
All-in sustaining cash cost, net of by-product credits	140,888	1.46	212,744	2.00	586,042		1.52	610,552	2.05

1 Excludes costs associated with pre-commercial production output.

Peru	Three months ended				Year ended
Sustaining cash cost per pound	Dec. 31, 2016		Dec. 31, 2015		Dec. 31, 2016		Dec. 31, 2015
of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	82,842	1.11	110,132	1.32	319,426	1.09	239,497	1.16
Sustaining capital expenditures-cash[1]	31,673	0.42	48,646	0.58	118,034	0.40	152,285	0.74
Royalties	1,189	0.02	1,555	0.02	5,580	0.02	3,865	0.02
Sustaining cash cost per pound of copper produced	115,704	1.54	160,333	1.93	443,040	1.51	395,647	1.92

1 Excludes costs associated with pre-commercial production output.

Manitoba	Three months ended				Year ended
Sustaining cash cost per pound	Dec. 31, 2016		Dec. 31, 2015		Dec. 31, 2016		Dec. 31, 2015
of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb

Cash cost, net of by-product credits	(1,208)	(0.06)	21,427	0.93	36,725	0.41	100,536	1.10
Sustaining capital expenditures - cash	12,158	0.56	20,428	0.89	59,989	0.66	72,680	0.80
Capitalized exploration	-	-	1,686	0.07	1,898	0.02	4,951	0.05
Royalties	1,611	0.07	1,298	0.06	6,616	0.07	5,801	0.06
Sustaining cash cost per pound of copper produced	12,561	0.58	44,839	1.95	105,228	1.16	183,968	2.02

Zinc Cash Cost and Zinc Sustaining Cash Cost

Cash cost per pound of zinc produced (“zinc cash cost”) is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our Manitoba operations. This alternative cash cost calculation designates zinc as our primary metal of production as it is becoming the largest component of revenues for our Manitoba business unit, and should therefore be less volatile over time than Manitoba cash cost per pound of copper. The calculation is presented in three manners:

−

Zinc cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of zinc produced, our primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, significantly affected by the relative mix of copper concentrate and finished zinc production, where the sale of the copper will occur later, and an increase in production of copper metal will tend to result in an increase in zinc cash cost under this measure.

−

Zinc cash cost, net of by-product credits - In order to calculate the net cost to produce and sell zinc, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than zinc. The by-product revenues from copper, gold, and silver are significant and are integral to the economics of our Manitoba operation. The economics that support our decision to produce and sell zinc would be different if we did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum zinc price consistent with positive operating cash flows and operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance at Manitoba operation versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside zinc prices, the zinc cash cost net of by-product credits would increase, requiring a higher zinc price than that reported to maintain positive cash flows and operating margins.

−

Zinc sustaining cash cost, net of by-product credits - This measure is an extension of zinc cash cost that includes sustaining capital expenditures, capitalized exploration and net smelter returns royalties. It does not include corporate selling and administrative expenses. It provides a more fulsome measurement of the cost of sustaining production than zinc cash cost, which is focused on operating costs only.

The tables below present a detailed build-up of zinc cash cost and zinc sustaining cash cost, net of by-product credits, for the Manitoba business unit, and reconciliations between zinc cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the years ended December 31, 2016 and 2015. Zinc cash cost, net of by-product credits, may not calculate exactly based on amounts presented in the tables below due to rounding.

Manitoba	Three months ended		Year ended
(in thousands)	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015

Pounds of zinc produced[1]	64,251	71,346	243,791	226,897
Less: pre-production pounds of
Net pounds of zinc produced[1]	64,251	71,346	243,791	226,897

1 Contained zinc in concentrate.

Manitoba	Three months ended				Year ended
Cash cost per pound of	Dec. 31, 2016		Dec. 31, 2015		Dec. 31, 2016		Dec. 31, 2015
zinc produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb

Cash cost, before by-product credits[1]	90,144	1.40	94,960	1.33	348,508	1.43	387,787	1.71
By-product credits	(67,025)	(1.04)	(68,943)	(0.97)	(269,304)	(1.10)	(281,973)	(1.24)
Zinc cash cost, net of by-product credits	23,119	0.36	26,017	0.36	79,204	0.32	105,814	0.47

1 For additional detail on cash cost, before by-product credits please see page 45 of this MD&A.

	Three months ended				Year ended
Supplementary cash cost	Dec. 31, 2016		Dec. 31, 2015		Dec. 31, 2016		Dec. 31, 2015
information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]

By-product credits:
Copper	47,261	0.74	45,346	0.64	194,492	0.80	208,873	0.92
Gold	22,831	0.36	26,165	0.37	96,906	0.40	94,220	0.42
Silver	3,961	0.06	3,904	0.05	16,519	0.07	13,704	0.06
Other	640	0.01	844	0.01	2,590	0.01	3,647	0.02
Total by-product credits	74,693	1.16	76,259	1.07	310,507	1.27	320,444	1.41
Less: deferred revenue	(7,668)	(0.12)	(7,316)	(0.10)	(41,203)	(0.17)	(38,471)	(0.17)

Total by-product credits, net of pre-production credits	67,025	1.04	68,943	0.97	269,304	1.10	281,973	1.24

Reconciliation to IFRS:
Cash cost, net of by-product credits	23,119		26,017		79,204		105,814
By-product credits	74,693		76,259		310,507		320,444
Change in deferred revenues	(7,668)		(7,316)		(41,203)		(38,471)
Treatment and refining charges	(6,145)		(9,622)		(34,808)		(35,027)
Share-based payment	494		199		748		209
Pension enhancement	-		-		-		17,064
Change in product inventory	(4,894)		327		(3,027)		(2,647)
Royalties	1,611		1,298		6,616		5,801
Depreciation and amortization[2]	29,345		30,012		120,531		108,555

Cost of sales	110,555		117,174		438,568		481,742

1 Per pound of zinc produced.
2 Depreciation is based on concentrate sold.

Manitoba	Three months ended				Year ended
Sustaining cash cost per pound	Dec. 31, 2016		Dec. 31, 2015		Dec. 31, 2016		Dec. 31, 2015
of zinc produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb

Zinc cash cost, net of by-product
credits	23,119	0.36	26,017	0.36	79,204	0.32	105,814	0.47
Sustaining capital expenditures - cash	12,158	0.19	20,428	0.29	59,989	0.25	72,680	0.32
Capitalized exploration	-	-	1,686	0.02	1,898	0.01	4,951	0.02
Royalties	1,611	0.03	1,298	0.02	6,616	0.03	5,801	0.03
Sustaining cash cost per pound of zinc produced	36,888	0.57	49,429	0.69	147,707	0.61	189,246	0.83

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure controls and procedures (“DC&P”)

Management is responsible for establishing and maintaining adequate DC&P. As of December 31, 2016, we have evaluated the effectiveness of the design and operation of our DC&P in accordance with requirements of National Instrument 52-109 of the Canadian Securities Commission (“NI 52-109”) and the Sarbanes Oxley Act of 2002 (as adopted by the US Securities and Exchange Commission). Our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) supervised and participated in this evaluation.

As of December 31, 2016, based on management’s evaluation, our CEO and CFO concluded that our DC&P were effective to ensure that information required to be disclosed by us in reports we file or submit is recorded, processed, summarized and reported within the time periods specified in securities legislation and is accumulated and communicated to our management, including our CEO and CFO, to allow timely decisions regarding required disclosure.

Internal control over financial reporting (“ICFR”)

Management is responsible for establishing and maintaining adequate ICFR. Under the supervision and with the participation of our management, including our CEO and CFO, we evaluated the effectiveness of our ICFR based upon the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management’s evaluation, our CEO and CFO concluded that our ICFR was effective as of December 31, 2016.

The Company’s internal control over financial reporting as at December 31, 2016 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm who also audited the Company’s consolidated financial statements for the year ended December 31, 2016. Deloitte LLP expressed an unqualified opinion on the Company’s internal control over financial reporting.

Changes in ICFR

We did not make any changes to ICFR during the year ended December 31, 2016 that materially affected, or are reasonably likely to materially affect, our ICFR.

Inherent limitations of controls and procedures

All internal control systems, no matter how well designed, have inherent limitations. As a result, even systems determined to be effective may not prevent or detect misstatements on a timely basis, as systems can provide only reasonable assurance that the objectives of the control system are met. In addition, projections of any evaluation of the effectiveness of ICFR to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

NOTES TO READER

Forward-Looking Information

This MD&A contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this MD&A, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this MD&A is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance, including anticipated capital and operating cost savings and anticipated production at our mines and processing facilities, the anticipated timing, cost and benefits of developing the Pampacancha deposit and Lalor paste backfill plant, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of our financial performance to metals prices, events that may affect our operations and development projects, anticipated cash flows from operations and related liquidity requirements, the potential outcome of labour negotiations in Peru, the anticipated effect of external factors on revenue, such as commodity prices, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

−	the success of mining, processing, exploration and development activities;
−	the scheduled maintenance and availability of our processing facilities;
−	the sustainability and success of Hudbay’s cost reduction initiatives;
−	the accuracy of geological, mining and metallurgical estimates;
−	anticipated metals prices and the costs of production;
−	the supply and demand for metals we produce;
−	the supply and availability of all forms of energy and fuels at reasonable prices;
−	no significant unanticipated operational or technical difficulties;
−	the execution of our business and growth strategies, including the success of our strategic investments and initiatives;
−	the availability of additional financing, if needed;
−	the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects;
−	the timing and receipt of various regulatory and governmental approvals;
−	the availability of personnel for our exploration, development and operational projects and ongoing employee relations;
−	the ability to secure required land rights to develop the Pampacancha deposit;
−

maintaining good relations with the communities in which we operate, including the communities surrounding our Constancia mine and Rosemont project and First Nations communities surrounding our Lalor and Reed mines;

−	no significant unanticipated challenges with stakeholders at our various projects;
−	the ability to successfully conclude a collective agreement with the labour union at Constancia;
−	no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

−	no contests over title to our properties, including as a result of rights or claimed rights of aboriginal peoples;
−	the timing and possible outcome of pending litigation and no significant unanticipated litigation;
−	certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and
−	no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of our projects (including risks associated with the economics and permitting of the Rosemont project and related legal challenges), risks related to the maturing nature of our 777 mine and its impact on the related Flin Flon metallurgical complex, dependence on key personnel and employee and union relations, risks related to political or social unrest or change, risks in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of our reserves, volatile financial markets that may affect our ability to obtain additional financing on acceptable terms, the permitting and development of the Rosemont project not occurring as planned, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations, our ability to abide by the covenants in our debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in our most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this MD&A or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to US issuers.

Qualified Person

The technical and scientific information in this MD&A related to the Constancia mine has been approved by Cashel Meagher, P. Geo, our Senior Vice President and Chief Operating Officer. The technical and scientific information related to all other sites and projects contained in this MD&A has been approved by Robert Carter, P. Eng, our Lalor Mine Manager. Messrs. Meagher and Carter are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the Technical Reports for our material properties as filed by us on SEDAR at www.sedar.com.